
11007129

ScanSource INC. | 2011 ANNUAL REPORT

2011: $2.67 BILLION

1993: $2 MILLION



2006
$1.53
2007
$1.63
2008
$2.10
2009
$1.79
2010
$1.82
2011
$2.70

Earnings Per Share
(fully diluted)

as a reference tool, providing an overview of the technology, user benefits, tips for the selling of and migrating to SIP, and documented case studies. Through these efforts, resellers are better able to inform their customers about the features and benefits of SIP, helping them to close more deals and increase the likelihood of selling the complete Avaya Aura solution.

Last year, Catalyst Telecom announced the Avaya Flare™ Experience, which includes new products and software for real-time enterprise video communication and collaboration. In addition to offering the full product line, Catalyst is also providing professional services in support of the solution. These services include video assessments, integration and installation, which allow Catalyst reseller partners to deliver an enhanced level of support to their customers.

Catalyst Telecom also became the first distributor to be fully compliant in the Avaya Connect Distribution program, which is designed to support channel growth for distributors and their reseller partners. Catalyst greatly exceeded its requirements for the program in both Data and Small and Medium Enterprise (SME) solutions and design and technical support certifications.

We're building exciting momentum in the ScanSource Communications sales unit, which kicked off its inaugural Partner Conference last year in Austin, Texas. The conference was extremely successful and was the perfect venue to introduce our comprehensive Unified Communications (UC) Program, anchored by Polycom and Plantronics, to educate resellers on the value of UC, the benefits of offering UC solutions, and the most effective ways to take advantage of the opportunities available to them. We also launched Command Central, a comprehensive web portal designed to provide online services and support for partners offering Voice over IP (VoIP) solutions.

ScanSource Communications achieved record sales results with Polycom by helping them successfully launch and execute an ambitious plan to seize the opportunities in UC and establish their presence as market leader and ecosystem partner of choice in audio and videoconferencing. These efforts yielded impressive results for 2011, including accelerating revenue growth and market share.

In addition, ScanSource Communications expanded its distribution relationship with ShoreTel. We now offer ShoreTel's complete product portfolio of IP phone systems, with fully integrated UC, to the existing channel of ShoreTel partners. Through this expanded partnership, resellers are better able to meet their customers' increasing demands for IP and UC solutions. ShoreTel's product offering includes IP phone systems with built-in UC and integrated contact center capabilities. ScanSource Communications and ShoreTel have a joint reseller recruitment campaign underway with ambitious goals for 2012.

ScanSource Communications also added several new vendors to its portfolio, including Edgewater Networks, which develops networking and security products that help to ensure the secure and reliable delivery of IP-based voice and video solutions. ScanSource Communications is also offering products from Revolabs, a leading provider of wireless microphones.

In North America, our ScanSource POS & Barcoding sales unit continues to grow after 19 years of success. The Motorola Solutions Business Development team at ScanSource, consisting of regionally based ScanSource employees, provides consultation services to help resellers optimize their productivity and success. In fiscal year 2011, the Business Development team held 28 road shows in 21 cities throughout the US and Canada, providing Motorola product and program training to more than 900 resellers.

During the year, we announced the creation of ScanSource Payment Solutions Suite, which enables resellers to offer a more complete POS solution to their end-user customers, while also creating potential new revenue streams. We have partnered with industry leaders to provide a complete portfolio of payment systems and services to resellers so that they can meet the specific payment processing needs of their end-user customers. This also opens up a new recurring revenue stream for our resellers since merchant services, batching and processing were previously handled by third-party companies that received all associated fees. In support of our fast-growing enterprise mobility business, we also unveiled an innovative web store, AppSource™, which gives resellers convenient access to a library of mobile data collection apps. AppSource provides low-cost solutions for resellers across a variety of vertical markets.

Opposite page, top to bottom: Bobby McLain, Executive Vice President of Corporate Communications, unveils SUMO at the 2010 ScanSource POS & Barcoding Partner Conference; Collaboration with the Avaya Flare™ Experience; Bountiful harvest from the ScanSource Community Garden; The recently installed electric vehicle charging station


61%
POS & Barcoding and Security
39%
Communications

Percentages of Sales of ScanSource, Inc. Technologies
(Fiscal Year 2011)


76%
North America
24%
International

Percentages of North American and International Sales
(Fiscal Year 2011)

and loyalty of our vendor partners. By leveraging our resources and focusing on ways to generate growth opportunities for our partners, we continued to create value for our shareholders.

Global and Sales Unit Growth


BRAZIL

In April 2011, we entered Brazil, a developing market that holds enormous opportunity for ScanSource, with our largest acquisition to date. On April 15th, we completed the acquisition of CDC Brasil, S.A., the leading two-tier distributor of AIDC and POS solutions in Brazil, and gained access to one of the fastest-growing markets in the world. Our team of 200 employees in Curitiba, Sao Jose dos Pinhais and Sao Paulo is poised for continued growth and expansion. Fiscal year 2011 revenues increased $29.6 million from the recently acquired CDC Brasil.

In North America, the consolidation of distribution partners by security manufacturers and market share gains drove strong growth for ScanSource Security. Security product manufacturers and resellers prefer the unique combination of value-added services, such as custom configuration and network assessments, knowledgeable sales and technical support, and efficient and reliable centralized distribution, offered by ScanSource Security. Additionally, the accelerating adoption of IP-based video surveillance solutions (driven by lower price points) and the maturation of high-definition camera technology contributed to ScanSource Security's growth. With IP video now comprising a majority of ScanSource Security's video surveillance sales – and the projected growth of this market segment – we are well-positioned to capitalize on these trends.

The Global Market for IP Video Surveillance Cameras


$861
Million
$1.1
Billion
$2.8
Billion
2009
2010
2014
Source: IMS Research, www.imsresearch.com

Our Catalyst Telecom sales unit is a great example of how we drive growth through our value-added services. As Avaya's largest distributor, Catalyst is at the forefront of the reseller education process. During fiscal year 2011, Catalyst focused our Avaya reseller training on Session Initiation Protocol (SIP), a standard protocol for initiating an interactive user session that involves multimedia elements, such as video, voice, chat, gaming and virtual reality. As a part of the Get SIP Smart series, we launched the Get SIP Smart Solutions Guide, which serves



Mike Baur, CEO, ScanSource, Inc. at the 2010 annual shareholders' meeting


2008
$2,175,485
2009
$1,847,969
2010
$2,114,979
2011
$2,666,531

Net Sales (Fiscal Year)
(in thousands)

To Our Shareholders:

Fiscal year 2011 was an exciting year of progress at ScanSource with profitable growth, a laser focus on supporting our vendors and customers, and continued leadership in our industry. We delivered record results in almost every sales unit. Net sales increased 26% to $2.7 billion from $2.1 billion for fiscal year 2010. We achieved record net income of $73.5 million, up from $48.8 million for the last fiscal year. Diluted earnings per share increased 48% to $2.70 for fiscal year 2011, compared to $1.82 for fiscal year 2010.

Vendor and Customer Support

In 2011, we created innovative tools and programs to drive growth for our partners. We launched SUMOpartner.com, a web search tool to help identify and form valuable business partnerships. With SUMOpartner.com, our resellers can find partners in other technologies and geographies, strengthening their competitiveness and product offerings.

We use our online community, The Source, to open the lines of communication among all partners in the channel. From these conversations, we learn where to apply our resources to get the greatest impact. For example, through The Source, we rolled out our Planning4Profit program, a comprehensive training and education series for resellers. The Planning4Profit program helps resellers focus on new business and growth opportunities by enhancing their understanding of sales and negotiation strategies.

These programs and tools are a testament to the hard work, dedication and commitment of our employees and the support


SU D
WWW.SUMOPARTNER.COM
CREATING NEW
PARTNERSHIPS
WITH SUMO






ELECTRIC
VEHICLE
PARKING
ONLY

The ScanSource Communications team in Europe delivered award-winning results in 2011. This team received Distributor of the Year awards from Avaya, Extreme Networks and ShoreTel. Our growth opportunities are larger with the addition of Polycom's industry-leading voice and videoconferencing solutions, AudioCodes' media gateway and media processing technologies, Acme Packet's session border control solutions, and AdvaTel's telecommunications solutions. During fiscal year 2011, the team held successful Avaya boot camps for reseller partners, as well as customer trade fairs throughout Europe.

Enterprise videoconferencing and telepresence system sales to grow to $5.4 billion by 2015


Worldwide Revenue
in $US Billions
5
0
2011
2013
2015
Source: Infonetics Research, Enterprise Telepresence and Videoconferencing, September 2011

The ScanSource Europe POS & Barcoding team had a record year and received awards from many of our key vendors. In Europe, we create demand for new products and provide education and training through events like the ScanSource Partner Tours. These local events are held in countries across Europe, from the UK to Poland, and are very well-attended. ScanSource Europe continues to gain market share and show impressive sales growth year-over-year.

In addition to adding CDC Brasil to our Latin American team, ScanSource Latin America also enhanced its vendor line card with integrated retail POS solutions from Logic Controls/Bematech, wireless LAN solutions from Ruckus Wireless, and network access solutions from Aruba Networks. During fiscal year 2011, we also launched a new IP Solutions Seminar for Security and Communications. ScanSource Latin America and ScanSource Mexico are making great strides to enhance their collaboration efforts. These teams continue to align their business strategies and marketing efforts in order to support new growth opportunities across our three technologies – AIDC, Communications and Security.

A Few Closing Comments

As ScanSource continues to see growth opportunities ahead, we are preparing our internal systems and processes for the future. We are excited about the Enterprise Software System that is being deployed to all ScanSource, Inc. sales units globally. This is a critical business initiative we are undertaking, and we are very pleased with the progress we are making, as well as the positive response and involvement from our employees. This system will add scale and a level of efficiency that is essential for a growing company.

ScanSource employees also act as stewards for the environment and the communities in which we operate. To that end, we have strengthened our efforts through the launch of Scan-

Source 360, a program designed to create a culture of environmental responsibility throughout our offices worldwide. This initiative encourages ScanSource employees from all business units to create sustainability programs that celebrate the many ways we can conserve resources, give back to our communities and reduce pollution. Our ScanSource, Inc. headquarters now provides an electric vehicle (EV) charging station for our employees, vendors and customers who currently drive, or are considering driving, EVs. We have also made the charging station available to the general public free of charge.

The health of our communities remains a top priority for ScanSource, Inc. The company, employees and the ScanSource Charitable Foundation have contributed more than 1,500 hours of time and significant financial support to many important causes worldwide. We are also very proud of the organic Community Garden our employees created at our corporate headquarters, so that we can donate food to Harvest Hope and other local organizations. It's all part of our commitment to helping our communities prosper.

We are also committed to investing in our employees' future by launching an exciting new wellness program, called Get Up and GO. We are encouraging improved health and wellness through a comprehensive program, including weight management, a Couch to 5K running series, nutrition advice, a wellness website, and other educational materials and events.

Our dedicated Board of Directors continues to be an active and supportive part of the ScanSource team. Our long-time Board Member, Mr. Jim Foody, retired in December 2010 after serving the Company for 15 years, including service as Chairman of the Board from December 2005 to December 2009. We were also very pleased to welcome our co-founder and former Chairman of the Board, Steve Owings, back to the Board. Steve served as CEO of ScanSource, Inc. from its inception until January 2000, and then as strategic advisor until his retirement. On March 16, 2011, Steve was elected to serve on the Board as a non-employee Director.

ScanSource continues to be the leading international value-added distributor of specialty technology products. Our proven business model, strong financial position, and engaged employee team give us confidence in our ability to pursue the continued opportunities for growth and progress ahead. We are excited about what lies ahead for ScanSource and its shareholders, and we thank you for your continued support.

Sincerely,



Michael L. Baur
CEO, ScanSource, Inc.

Top to bottom: Display of our many awards; ScanSource, Inc. Board of Directors at the 2010 annual meeting of shareholders; Steve Owings, Board Member, ScanSource, Inc., and Mike Baur, CEO; ScanSource, Inc., honor Jim Foody for his service to ScanSource.

Awards & Recognition


GOLD
Global Distribution
Partner of the Year | 2010
POLYCOM





Last year, we were fortunate to be recognized by many of our vendor partners for our growth and commitment to their business:

ScanSource Security

- ScanSource Security was awarded 2010 Distributor of the Year, United States, by Axis Communications. The company was recognized for its year-over-year growth, outstanding service and support, and high-quality education and training offerings for its dealer partners.

Catalyst Telecom

- Catalyst Telecom was named Distributor of the Year, North America, by Aruba Networks. Aruba recognized Catalyst Telecom for achieving the highest revenue among distributors in North America, as well as for its strong commitment to delivering outstanding service and support for the company's data networking products.

ScanSource Communications

- ScanSource Communications received recognition from Polycom as Global Distribution Partner of the Year 2010 and North America Distribution Partner of the Year 2010. Global Distribution Partner of the Year is the highest honor that can be awarded to a Polycom distribution partner.

ScanSource POS & Barcoding

- ScanSource POS & Barcoding was named Elo TouchSystems' 2010 North America Distributor of the Year: Highest Revenue. ScanSource is Elo's largest distributor of touchmonitors, touchcomputers and interactive digital signage.
- ScanSource POS & Barcoding received the 2011 Gold Vendor of Excellence Award, Distributors Category, from the Retail Solutions Providers Association (RSPA). ScanSource's award was the highest given in its category. RSPA is dedicated to the growth and development of the retail technology industry. The Awards of Excellence are the only awards in the retail technology industry where solution providers vote for their favorite vendors and distributors.

ScanSource Europe

- The ScanSource Europe team was named Best Mobility Distributor 2010 by Motorola Solutions for the EMEA region. ScanSource Europe is the largest distributor of Motorola products in the region and won the award in large part due to its creative marketing strategies and the effectiveness of its focus on partnership.
- ScanSource Europe received additional recognition from Motorola Solutions and was awarded the 2010 Best Distributor Award for Italy.
- ScanSource Europe was named the Intermec 2010 Distributor of the Year.
- ScanSource Europe won Zebra's Outstanding Achievement in the Nordic Region 2010 and Zebra's Best Achievement Hardware & Consumables Sales in EMEA 2010.
- Avaya awarded ScanSource Communications Europe with the Value-Added Distributor of the Year Award 2010.
- Mobotix recognized ScanSource Communications Europe with the 2010/2011 Growth Strategy of the Year Award for being their fastest-growing distributor.
- ScanSource Communications Europe received the ShoreTel Distributor of the Year Award 2011.
- ScanSource Communications GmbH won Avaya's Distributor Corporate Growth 2010 Award in Switzerland.

ScanSource Latin America

- ScanSource Latin America received the Sales Achievement Award from Samsung for outstanding sales in 2011.
- The ScanSource Latin America team was presented with the Top Performer Award 2011 from Epson.

Board of Directors:

Steven R. Fischer
Chairman of the Board (non-executive)

Michael L. Baur
Chief Executive Officer, ScanSource, Inc.

John P. Reilly
Nominating Committee Chairman; Governance Committee Chairman;
Managing Partner, Keltic Financial Services, LLC

Michael J. Grainger
Compensation Committee Chairman

Charles R. Whitchurch
Audit Committee Chairman

Steven H. Owings
Osprey-Lanett, LLC partner

Officers:

Michael L. Baur	*Chief Executive Officer*
R. Scott Benbenek	*President of Worldwide Operations*
Richard P. Cleys	*Vice President and Chief Financial Officer*
Robert S. McLain, Jr.	*Executive Vice President of Corporate Communications*
Andrea D. Meade	*Executive Vice President of Operations and Corporate Development*
John J. Ellsworth	*General Counsel, Vice President and Corporate Secretary*
Glen "Buck" Baker	*President - ScanSource Communications, North America*
John K. Black	*President - Catalyst Telecom*
Elias Botbol	*President - ScanSource Latin America*
Xavier Cartiaux	*President - ScanSource Europe*
Jeffrey E. Yelton	*President - ScanSource POS & Barcoding, North America*
Timothy J. Bailey	*Vice President - Human Resources*
Paul J. Constantine	*Vice President, Merchandising - ScanSource Security*
Linda B. Davis	*Vice President and Treasurer*
Gregory B. Dixon	*Vice President and Chief Technology Officer*
P. Christopher Elrod	*Vice President - Information Systems*
Gerald Lyons	*Vice President - Financial Business Systems*
Shelby L. McCloud	*Vice President - Warehouse Operations*
Timothy M. Ramsey	*Vice President - Reseller Financial Services*
Tony Sorrentino	*Vice President, Sales - ScanSource Security*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Received SEC
OCT 19 2011
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended June 30, 2011

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ______ to ______.

Commission File Number: 000-26926

ScanSource

Scan*Source*, Inc.
(Exact name of registrant as specified in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	57-0965380 (I.R.S. Employer Identification No.)
6 Logue Court Greenville, South Carolina (Address of principal executive offices)	29615 (Zip Code)

(864) 288-2432
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock of the Registrant held by non-affiliates of the Registrant at December 31, 2010 was $849,556,525, as computed by reference to the closing price of such stock on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at August 29, 2011
Common Stock, no par value per share	**27,132,057 shares**

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by referenced into Part III of this report certain portions of its proxy statement for its 2011 Annual Meeting of Shareholders, which is expected to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended June 30, 2011.

FORWARD-LOOKING STATEMENTS

The forward-looking statements included in the "Business," "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" sections and elsewhere herein, which reflect our best judgment based on factors currently known, involve risks and uncertainties. Words such as "expects," "anticipates," "believes," "intends," "plans," "hopes," and variations of such words and similar expressions are intended to identify such forward-looking statements. Except as may be required by law, we expressly disclaim any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors including, but not limited to, the factors discussed in such sections and, in particular, those set forth in the cautionary statements contained in "Risk Factors." The forward-looking information we have provided in this Annual Report on Form 10-K pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors.

TABLE OF CONTENTS

PART I

ITEM 1. Business.

Scan*Source,* Inc. (the "Company"), incorporated in South Carolina in December 1992, is a leading wholesale distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Southaven, Mississippi distribution center, and an international segment currently serving Latin America and Europe from distribution centers located in Florida, Mexico Brazil, Belgium and Germany. Subsequent to June 30, 2011, we have consolidated the European warehouse operations and transferred all European inventory to the facility in Belgium. The North American distribution segment markets automatic identification and data capture ("AIDC") and point-of-sale ("POS") products through its Scan*Source* POS and Barcoding sales unit; voice, data and converged communications equipment through its Catalyst *Telecom* sales unit; video conferencing, telephony, and communications products through its Scan*Source* Communications sales unit; and electronic security products and wireless infrastructure products through its Scan*Source* Security Distribution sales unit. The international distribution segment markets AIDC, POS, communications and security products as follows: Scan*Source* Latin America markets AIDC, POS, communications and security products. Scan*Source* Europe markets AIDC and POS products, while communication products are marketed through its Scan*Source* Communications sales unit in Europe. See Note 14 to the Notes to the Consolidated Financial Statements for financial information concerning the Company's reporting segments and the geographic areas in which the Company operates.

North American Distribution Segment

ScanSource POS and Barcoding Sales Unit

The Scan*Source* POS and Barcoding sales unit markets AIDC and POS products which interface with computer systems used to automate the collection, processing and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling and warehouse management. The bar code family of products is referred to as automatic identification and data capture because it includes all types of portable data collection terminals, wireless products and bar code label printers, in addition to scanners. POS products are those PC-based products that have replaced electronic cash registers in retail and hospitality environments and the peripheral products that attach to them. These peripheral devices include such items as cash drawers, pole displays, signature capture units, display monitors and magnetic strip readers. In addition to these peripheral devices, Scan*Source* POS and Barcoding also sells products that attach to the POS network in the store, including kiosks, network access points, routers and digital signage displays.

Catalyst Telecom Sales Unit

The Catalyst *Telecom* sales unit markets voice, data and converged communication systems and is a distributor of Avaya communications solutions, including Avaya Enterprise Solutions, Small and Medium Enterprise ("SME") and internet protocol ("IP") products.

ScanSource Communications Sales Unit

Scan*Source* Communications is a comprehensive value-added distributor of total communications solutions, including video and audio conferencing products; telephony solutions including Voice over IP ("VoIP"); and computer telephony building blocks.

ScanSource Security Sales Unit

The Scan*Source* Security sales unit focuses on hardware distribution of electronic security equipment using the two-tier distribution model, as described below in "Industry Overview". The product offering includes identification, access control, video surveillance, intrusion-related and wireless infrastructure products.

International Distribution Segment

The Company's international distribution segment markets AIDC, POS and communications products exclusively to technology resellers and integrators in the Latin American and European markets. In addition, we distribute specialty security technologies in Latin America. In April 2011, the Company purchased all of the shares of CDC Brasil S.A. ("CDC"), formerly known as CDC Brasil Distribuidora LTDA, a corporation organized under the laws of the Federative Republic of Brazil, in order to expand our reach in the Latin American market. CDC is in the process of being integrated with our Scan*Source* Latin America operating unit.

See Item 1A. "Risk Factors" below for a discussion of certain risks attendant to the Company's international operations.

Products and Markets

The Company currently markets over 68,500 products from approximately 220 hardware and software vendors to over 30,000 reseller customers primarily from its central warehouses in Mississippi, Florida, Mexico, Brazil, Belgium and Germany.

AIDC technology incorporates the capabilities for electronic identification and data processing without the need for manual input and consists of a wide range of products that include bar code printers, hand-held and fixed-mount laser scanners, mobile and wireless data collection devices and magnetic stripe readers. As AIDC technology has become more pervasive, applications have evolved from traditional uses such as inventory control, materials handling, distribution, shipping and warehouse management to more advanced applications such as health care. POS products include those computer-based systems that have replaced electronic cash registers in grocery, retail and hospitality environments. POS product lines include computer-based terminals, monitors, receipt printers, pole displays, cash drawers, keyboards, peripheral equipment and fully integrated processing units. Voice and data products include private branch exchanges ("PBXs"), key systems, and telephone handsets and components used in voice, fax, data, voice recognition, call center management and IP communication applications. Converged communication products combine voice, data, fax and speech technologies to deliver communications solutions that combine computers, telecommunications and the Internet. Converged communications products include telephone and IP network interfaces, VoIP systems, PBX integration products and carrier-class board systems-level products. Video products include video and voice conferencing and network systems. Electronic security products include identification, access control, video surveillance, intrusion-related products and wireless infrastructure products.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below for a discussion of the amount of the Company's net sales contributed by product categories.

Industry Overview

The distribution channels for specialty technology products generally consist of manufacturers, wholesale distributors such as Scan*Source*, resellers and end-users. The "sales channel" for specialty technology products typically evolves through a three-stage process: (i) direct sales by manufacturers to end-users; (ii) single-tier distribution in which manufacturers sell to resellers who, in turn, sell directly to end-users; and (iii) two-tier, or wholesale distribution, in which manufacturers sell to wholesale distributors, including Scan*Source*, who sell only to resellers who, in turn, sell directly to end-users. Currently, the technology products wholesale distribution channel is served by both broad line and specialty distributors. The broad line distributors are engaged primarily in conventional order fulfillment and typically offer their reseller customers less support and fewer value-added services than do specialty distributors. The specialty distributors that compete with Scan*Source* are generally smaller, both in terms of size and geographic area covered.

Competition among an expanding number of manufacturers typically causes product prices to decrease and product applications to expand, which has resulted in an increasing number of resellers entering the market in order to support a broader base of potential end-users. As the number of resellers and end-users has grown, competition among manufacturers and within the reseller channel has intensified. Because many specialty technology manufacturers develop products that represent only one part of a total solution, most products eventually are developed to provide interoperability among products from multiple manufacturers. As a result of interoperability, a variety of manufacturers' products are typically configured together to create a system solution. Therefore, both manufacturers and resellers have become more dependent upon value-added wholesale distributors such as Scan*Source* for the aggregation of products and reseller support services, as well as the organization and maintenance of an efficient market structure.

In addition, manufacturers that face declining product prices and rising costs of direct sales increasingly rely upon value-added wholesale distributors by outsourcing certain support functions, such as product assortment, delivery, inventory management, technical assistance and marketing. At the same time, shortened product life cycles and the introduction of new products and applications have caused resellers increasingly to rely on wholesale distributors for various inventory management, financing, technical support and related functions. The Company believes that as the reseller market grows and becomes more fragmented, and as specialty technology products continue to transition to open systems, the wholesale distribution channel in which the Company operates will become increasingly more important.

Vendors

The Company's key vendors in its worldwide POS and barcoding sales units include Bematech, Cisco, Datalogic, Datamax-O'Neil, Elo, Epson, Honeywell, IBM, Intermec, LXE, Motorola, NCR and Zebra Technologies. The Company's key vendors in its worldwide communications sales units, including Catalyst *Telecom*, sales unit include Aruba, Avaya, Audiocodes, Dialogic, Extreme Networks, Juniper Networks, Plantronics, Polycom and Shoretel. The Company's key vendors in its security sales units include Alvarion, Axis, Bosch, Cisco, Datacard, DSC, Fargo, HID, March Networks, Panasonic, Pelco, Ruckus Wireless, Sony, United Technologies Fire and Security and Zebra Card.

The Company's products are typically purchased directly from the manufacturer on a non-exclusive basis. The Company's agreements with its vendors generally do not restrict the Company from selling similar or comparable products manufactured by competitors. The Company has the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability, customer demand or vendor distribution policies.

The Company has approximately 220 hardware and software vendors that currently supply its products. Of all of the Company's vendors, only two, Motorola and Avaya, each constituted more than 10% of the Company's net sales.

The Company has three non-exclusive distribution agreements with Motorola. One agreement covers sales of Motorola hardware and software products in North and South America, another agreement covers sales of Motorola hardware and software products in Europe, the Middle East and Africa and another agreement covers sales of wireless products in Europe. The Motorola agreements each have a one year term that automatically renews for additional one year terms, and either party may terminate the agreement upon 30 days and 90 days notice, respectively, to the other party.

The Company also has two non-exclusive distribution agreements with Avaya. One agreement covers the distribution of Avaya products in the United States and the other agreement covers distribution of Avaya products in the United Kingdom and certain portions of continental Europe. In addition, the Avaya agreements provide separate authorizations for the Avaya Enterprise Communications Group ("ECG") and Avaya Small to Medium Business ("SMB") product lines. The Avaya agreements each have a one year term that automatically renews for additional one year terms if not terminated by either party upon 180 days or 90 days notice, respectively, to the other party.

In addition to the Motorola and Avaya agreements mentioned above, the Company has written distribution agreements with almost all of its vendors. These agreements are in the form that the Company believes are customarily used by manufacturers and distributors. The Company's agreements generally provide it with non-exclusive distribution rights and often include territorial restrictions that limit the countries in which the Company can distribute its products. These agreements typically provide the Company with stock rotation and price protection provisions. Stock rotation rights give the Company the ability, subject to certain limitations, to return for credit or exchange a portion of those inventory items purchased from the vendor. Price protection situations occur when a vendor credits the Company for declines in inventory value resulting from the vendor's price reductions. Along with the Company's inventory management policies and practices, these provisions are designed to reduce the Company's risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolescence.

Some of the Company's distribution agreements contain minimum purchase requirements that the Company must meet in order to receive preferential prices. The Company participates in various rebate, cash discount and cooperative marketing programs offered by its vendors to support expenses associated with distributing and marketing the vendor's products. These rebates and purchase discounts are generally influenced by sales volumes and are subject to change.

The Company's distribution agreements are generally short term, subject to periodic renewal, and provide for termination by either party without cause upon 30 to 120 days notice. The Company's vendors generally warrant the products the Company distributes and allow returns of defective products, including those returned to the Company by its customers. The Company generally does not independently warrant the products it distributes; however, local laws may in some cases impose warranty obligations on the Company.

The Company's merchandising department recruits vendors and manages important aspects of its vendor relationships, such as purchasing arrangements, cooperative marketing initiatives, vendor sales force relationships, product training, monitoring of rebate programs and various contract terms and conditions.

Customers

The Company's reseller customers currently include over 30,000 active value-added reseller accounts ("VARs") located in the United States, Canada, Latin America and Europe. No single customer accounted for more than 5% of the Company's total net sales for the fiscal year ended June 30, 2011. The Company generally targets two types of reseller customers:

Specialty Technology VARs

These resellers focus on selling specialty technology products as tailored software or integrated hardware solutions for their end-users' existing applications or incorporating specialty technology products into customized technology solutions for their end-users. Primary industries served by these resellers include manufacturing, distribution, health care, pharmaceutical, hospitality, government, convenience, grocery, financial and other retail markets.

Networking or PC VARs

These resellers develop computer solutions and networking for their end-users' microcomputer needs. They typically have well-established relationships with end-user management information system directors and are seeking additional revenue and profit opportunities in related technology markets, such as AIDC, POS, security or communications.

Sales and Electronic Commerce

The Company's sales department consists primarily of inside sales representatives located in the United States, Canada, Mexico, Brazil, Belgium, France, Germany, the United Kingdom and the Netherlands. In order to build strong customer relationships, most active resellers are assigned to a sales representative. Each sales representative negotiates pricing directly with their assigned customers. The Company also employs business development representatives who are responsible for developing technical expertise within broad product markets, recruiting customers, creating demand, and reviewing overall product and service requirements of resellers. Each sales representative and business development representative receives comprehensive training with respect to the technical characteristics of each vendor's products. This training is supplemented by frequent product seminars conducted by vendors' representatives and bi-weekly meetings among product, marketing and sales managers.

Increasingly, customers rely upon the Company's electronic ordering and information systems, in addition to its product catalogs and frequent mailings, as sources for product information, including availability and price. Through the Company's website, most customers can gain remote access to the Company's information systems to check real-time product availability, see their customized pricing and place orders. Customers can also follow the status of their orders and obtain United Parcel Service ("UPS") and Federal Express ("FedEx") package tracking numbers from this site.

Marketing

The Company provides a range of marketing services, including cooperative advertising with vendors through trade publications and direct mail, product catalogs for each of the North American, European and Latin American markets, periodic newsletters, management of sales leads, trade shows with hardware and software companies and vendors, direct mail, and sales promotions. In addition, the Company organizes and operates its own seminars and teams with top vendors to recruit prospective resellers and introduce new applications for the specialty technology products it distributes. The Company frequently customizes its marketing services for vendors and resellers.

Value-Added Services

In addition to the basic order fulfillment and credit services that conventional wholesale distributors typically provide to resellers, we differentiate ourselves by providing an array of value-added services and business tools that assist resellers to provide more complete solutions and improve customer service. Such services include custom configuration, professional services, technical support, partner marketing, web storefronts, custom packaging, and other specialized services.

Operations

Information System

The Company's information system is a scalable, centralized processing system capable of supporting numerous operational functions including purchasing, receiving, order processing, shipping, inventory management and accounting. Sales representatives rely on the information system for on-line, real-time information on product pricing, inventory availability and reservation, and order status. The Company's warehouse operations use bar code technology for receiving and shipping, and automated UPS and FedEx systems for freight processing and shipment tracking, each of which is integrated with the Company's information system. The customer service and technical support departments employ the system for documentation and faster processing of customer product returns. To ensure that adequate inventory levels are maintained, the Company's buyers depend on the system's purchasing and receiving functions to track inventory on a continual basis.

Central Warehouse and Shipping

We operate a 600,000 square foot distribution center in Southaven, Mississippi, which is located near the FedEx hub facility in Memphis, Tennessee and serves all of North America. Our European operation utilizes a third party warehouse located in Liege, Belgium and leases office and warehouse space in Cologne, Germany that service all of Europe, including the United Kingdom. Subsequent to June 30, 2011, we have consolidated the European warehouse operations in Belgium and are still servicing the lease in Germany. Our Latin American warehouses are located in Florida, Mexico and Brazil. Our centralized distribution model creates several advantages, including: (i) a reduced amount of "safety stock" inventory which, in turn, reduces the Company's working capital requirements; (ii) an increased turnover rate through tighter controls over inventory; (iii) maintenance of a consistent order-fill rate; (iv) improved personnel productivity; (v) improved delivery time; (vi) simplified purchasing and tracking; (vii) decreased demand for management personnel; and (viii) flexibility to meet customer needs for systems integration. Our objective is to ship all orders on the same day, using bar code technology to expedite shipments and minimize shipping errors. The Company offers reduced freight rates and flexible delivery options to minimize a reseller's need for inventory.

Financial Services

Our sales terms are competitive within our specific geographic areas for qualified resellers and facilitate various third-party financing options, including leasing, flooring and other secured financing. We believe this policy reduces the customer's need to establish multiple credit relationships with a large number of manufacturers.

Competition

The markets in which we operate is highly competitive. Competition is based primarily on factors such as price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information.

Our competitors include regional and national wholesale distributors, as well as hardware manufacturers (including most of the Company's vendors) that sell directly to resellers and to end-users. In addition, our competitors include master resellers that sell to franchisees, third-party dealers and end-users. Certain current and potential competitors have greater financial, technical, marketing and other resources than the Company has and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Certain smaller, regional competitors, who are specialty two-tier or mixed model master resellers, may also be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competition has increased for our sales units over the last several years as broad-line and other value-added distributors have entered into the specialty technology markets. Such competition could also result in price reductions, reduced margins and loss of market share.

In our worldwide POS and barcoding sales units, the Company competes with broad-line distributors such as Avnet, Ingram Micro and Synnex in all geographic segments. Additionally, the Company also competes against other smaller, more specialized AIDC and POS distributors, such as Azerty, Bluestar, BP Solutions, Interway Do Brasil and Nimax. In our worldwide communications sales units, the Company competes against other broad-line distributors such as Avnet, Ingram Micro and Tech Data and more specialized distributors such as Jenne, Nimans and Westcon. In our worldwide security sales units, the Company competes against other broad-line distributors such as Ingram Micro and Tech Data and more specialized distributors such as ADI, Anixter, ISTC and Tri-Northern. As the Company seeks to expand its business into other areas closely related to the Company's offerings, the Company may encounter increased competition from current competitors and/or from new competitors, some of which may be the Company's current customers.

Employees

As of June 30, 2011, we had 1,370 employees located in North America, Latin America and Europe. There is only one group of employees that belongs to a collective bargaining unit located in Mexico. The Company considers its employee relations to be good.

Service Marks

The Company conducts its business under the trade names and service marks "Scan*Source* POS and Barcode", "Catalyst *Telecom*", "Scan*Source* Communications", "Partner *Services*", "Scan*Source* Security", "Scan*Source* Europe", "Scan*Source* Europe Communications", "Scan*Source* Latin America" and "Scan*Source* Mexico". The Company continues to operate under the "CDC Brasil" logo in Brazil.

The Company has been issued registrations for the service marks "Scan*Source*", "Catalyst *Telecom*", and "NetPoint" in countries in its principal markets. These trade names and service marks do not have value assigned to them and have a designated indefinite life. The Company does not believe that its operations are dependent upon any of its trade names or service marks. The Company also sells products and provides services under various trade names and service marks to which reference is made in this report that are the property of owners other than the Company.

Additional Information

The Company's principal internet address is www.scansourceinc.com. The information contained on, or that can be accessed through, the Company's website is not incorporated by reference into this annual report. The Company has included its website address as a factual reference and does not intend it as an active link to its website. The Company provides its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports, free of charge on www.scansourceinc.com, as soon as reasonably practicable after they are electronically filed, or furnished to, the Securities and Exchange Commission ("SEC").

ITEM 1A. Risk Factors.

The following are certain risk factors that could affect our business, financial position and results of operations. These risks should be considered in connection with evaluating the forward looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward looking statements. There also are other risks that we may not describe, generally because we currently do not perceive them to be material, which could impact us. If any of these risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment in our common stock. We expressly disclaim any obligation to update or revise any risk factors, whether as a result of new information, future events or otherwise, except as required by law.

Global economic instability – Current world-wide economic conditions and market disruptions may adversely affect our business and results of operations.

Financial markets throughout the world could experience extreme disruption, including, among other things, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations and pricing volatility of others, volatile energy costs, geopolitical issues and failure and potential failures of major financial institutions. These developments and/or a related general economic downturn may adversely impact our business and financial condition in a number of ways. The slowdown could lead to reduced information technology spending by end users, which could adversely affect our sales. The global economic downturn and instability may also result in changes in vendor terms and conditions, such as rebates, cash discounts and cooperative marketing efforts, which may result in downward pressure on our gross margins. The tightening of credit in financial markets and the general economic downturn may adversely affect the ability of our reseller customers, vendors and service providers to obtain financing for significant purchases and operations and to perform their obligations under our agreements with them. This could result in a decrease in or cancellation of orders for our products and services, could negatively impact our ability to collect our accounts receivable on a timely basis, could result in additional reserves for uncollectible accounts receivable being required, and could lead to elevated levels of obsolete inventory. Deterioration in the financial and credit market heightens the risk of customer bankruptcies and delay in payment. While general economic conditions may have improved, there is no assurance that this trend will continue or at what rate. Significant volatility and fluctuations in the rates of exchange for the U.S. Dollar against currencies such as the Euro, Great British Pound and the Brazilian Real could also negatively impact our customer pricing and operating results.

We continue to be unable to predict the duration of the current economic downturn and disruption in financial markets or their effects on our business and results of operations.

International operations – Our international operations expose us to risks that are different from, or possibly greater than, the risks we are exposed to domestically.

We currently have facilities in eight countries outside the United States and sell products in a number of others. A significant portion of our revenue is derived from our international operations. These operations are subject to a variety of risks that are in addition to the risks that we face domestically or are similar risks but with potentially greater exposure. These risks include:

- Changes in international trade laws, such as the North American Free Trade Agreement, affecting our import and export activities, including export license requirements, restrictions on the export of certain technology, and tariff changes;
- Difficulties in collecting accounts receivable and longer collection periods;
- Changes in, or expiration of, various foreign incentives that provide economic benefits to us;
- Changes in labor laws and regulations affecting our ability to hire and retain employees;
- Difficulties in staffing and managing operations in foreign countries;
- Fluctuations of foreign currency, exchange controls and currency devaluations;
- Changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation);
- Potential political and economic instability and changes in governments;
- Terrorist or military actions that result in destruction or seizure of our assets or suspension or disruption of our operations or those of our customers;
- Potential regulatory changes, including foreign environmental restrictions; and
- Different general economic conditions.

Because we have operations in Brazil, Canada, Mexico and Europe, we are exposed to fluctuations in foreign currency exchange rates. Exchange rate fluctuations may cause our international results to fluctuate significantly when reflected in U.S. Dollar terms. We manage our exposure to fluctuations in the value of currencies using various derivative instruments. However, we may not be able to mitigate all foreign currency related risk. Developing economies, such as Brazil, could have sudden and drastic changes in foreign exchange rates compared to others.

In addition, in foreign markets we are more dependent upon third party providers of key services, such as third party freight forwarders and third party warehouses in Europe and Latin America. Adverse changes in any of these third party services could have an adverse effect on our business, financial condition, and results of operations. As we expand our international operations, we expect these risks to increase.

In addition, the value of our equity investment in foreign countries may fluctuate based on changes in foreign currency exchange rates. These fluctuations may result in losses in the event a foreign subsidiary is sold or closed at a time when the foreign currency is weaker than when we initially invested.

Brazilian Operations – We face special political, economic and regulatory risks by doing business in Brazil, which could materially and adversely affect our financial condition and results of operations.

As a result of our April 2011 acquisition of all of the shares of CDC, we have substantial operations in Brazil and face risks related to that country's complex tax, labor, trade compliance and consumer protection laws and regulations. We may now have exposure to the complex tax structure in Brazil, where we have noted that several other companies have had issues with Brazilian tax authorities that have impacted earnings. Additionally, developing markets such as Brazil have greater political volatility, greater vulnerability to infrastructure and labor disruptions and are more likely than mature countries to experience market, currency and interest rate fluctuations and may have higher inflation. Any of these factors could adversely affect our financial condition and results of operations. Furthermore, in developing markets it may be common for others to engage in business practices prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act or similar local anti-bribery laws. These laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials for the purpose of obtaining or retaining business. Failure to comply with these laws could subject us to civil and criminal penalties that could materially and adversely affect our financial condition and results of operations.

In addition, competition in developing markets such as Brazil is increasing as our competitors grow their global operations. Our success in integrating CDC's operations is critical to our growth strategy. If we cannot successfully increase our business in Brazil, our product sales, financial condition and results of operations could be materially and adversely affected.

Systems and the transition to new Enterprise Resource Planning System – Our ability to manage our business and monitor results is highly dependent upon information and communication systems. A failure of these systems or the ERP implementation could disrupt our business.

We are highly dependent upon a variety of internal computer and telecommunication systems to operate our business, including our enterprise resource planning ("ERP") systems.

In order to continue support of our growth, we are making significant technological upgrades to our information systems. We are in the process of implementing a company-wide, single ERP software system and related processes to perform various functions and improve on the efficiency of our global business. We began committing resources to this effort in fiscal 2010. This will be a lengthy and expensive process that will result in a diversion of resources from other operations. We are following a project plan that we believe provides for a reasonable allocation of resources for this effort. However, execution of the plan, or a divergence from it, may result in cost overruns, project delays or business interruptions. In addition, divergence from our project plan could impact the timing and/or extent of benefits we expect to achieve from the system and process efficiencies.

Any disruptions, delays or deficiencies in the design and/or implementation of the new ERP system, or in the performance of our legacy systems, particularly any disruptions, delays or deficiencies that impact our operations, could adversely affect our ability to effectively run and manage our business and potentially for our customers to access our price and product availability information. Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition.

In addition, the information systems of companies we acquire may not be sufficient to meet our standards or we may not be able to successfully convert them to provide acceptable information on a timely and cost-effective basis. Furthermore, we must attract and retain qualified people to operate our systems, expand and improve them, integrate new programs effectively with our existing programs, and convert to new systems efficiently when required. Any disruption to our business due to such issues, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse affect on our financial results and operations.

Our customers rely increasingly on our electronic ordering and information systems as a source for product information, including availability and pricing. There can be no assurance that our systems will not fail or experience disruptions, and any significant failure or disruption of these systems could prevent us from making sales, ordering and delivering products and otherwise conducting our business. Many of our customers use our website to check real-time products availability, see their customized pricing and to place orders. The Internet and individual websites have experienced a number of disruptions and slowdowns. In addition, some websites have experienced security breakdowns. While our website has not experienced any material disruptions or security breakdowns, any disruptions or breaches in security or a breach that compromises sensitive information could harm our relationship with our vendors, customers and other business partners. Any material disruption of our website or the Internet in general could impair our order processing or prevent our vendors and customers from accessing information and cause us to lose business.

Vendor relationships – Terminations of a distribution or services agreement or a significant change in supplier terms, authorizations, or lack of product availability, or conditions of sale could negatively affect our operating margins, revenue or the level of capital required to fund our operations.

A significant percentage of our net sales relates to products sold to us by relatively few vendors. As a result of such concentration risk, terminations of supply or services agreements or a significant change in terms or conditions of sale from one or more of our more significant vendors could negatively affect our operating margins, revenues or the level of capital required to fund our operations. Our vendors have the ability to make significantly adverse changes in their sales terms and conditions, such as reducing the level of purchase discounts and rebates they make available to us. We have no guaranteed price or delivery agreements with our significant vendors. In certain product categories, limited price protection or return rights offered by our vendors may have a bearing on the amount of product we may be willing to stock. Our inability to pass through to our reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing vendor programs, could cause us to record inventory write-downs or other losses and could have significant negative impact on our gross margins.

We receive purchase discounts and rebates from some vendors based on various factors, including goals for quantitative and qualitative sales or purchase volume and customer related metrics. Certain purchase discounts and rebates may affect gross margins. Many purchase discounts from vendors are based on percentage increases in sales of products. Our operating results could be negatively impacted if these rebates or discounts are reduced or eliminated or if our vendors significantly increase the complexity of process and costs for us to receive such rebates.

Our ability to obtain particular products or product lines in the required quantities and our ability to fulfill customer orders on a timely basis is critical to our success. Our manufacturers have experienced product supply shortages from time to time due to the inability of certain suppliers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, vendors who currently distribute their products through us may decide to shift to or substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers or end-users. Suppliers have, from time to time, made efforts to reduce the number of distributors with which they do business. This could result in more intense competition as distributors strive to secure distribution rights with these vendors, which could have an adverse effect on our operating results. If vendors are not able to provide us with an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line or vendors substantially increase their existing distribution through other distributors, their own dealer networks, or directly to resellers, our reputation, sales and profitability may suffer.

People – If we cannot continue to hire and retain high quality employees, our business and financial results may be negatively affected.

Our operating results could be adversely affected by increased competition for employees, higher employee turnover, or increased salary and benefit costs. Like most businesses, our employees are important to our success and we are dependent in part on our ability to retain the services of our key management, sales, IT, operational, finance and administrative personnel. We have built our business on a set of core values and we attempt to hire employees who are committed to these values. We want employees who will fit our culture of providing exceptional service to our vendors and customers. In order to compete and to continue to grow, we must attract, retain, and motivate employees, including those in executive, senior management, sales, marketing, logistics, technical support and other operating positions.

Many of our employees work in small teams to provide specific services to vendors and customers. They are trained to develop their knowledge of vendor products, programs and practices, and customer business needs, as well as to enhance the skills required to provide exceptional service and to manage our business. As they gain experience and develop their knowledge and skills, our employees become highly desired by other businesses. Therefore, to retain our employees, we have to provide a satisfying work environment and competitive compensation and benefits. If our costs to retain our skilled employees increase, then our business and financial results may be negatively affected.

Our continued growth is also dependent, in part, on the skills, experience and efforts of our senior management, including but not limited to, Michael Baur, our Chief Executive Officer. We may not be successful in retaining the members of our senior management team or our other key employees. While we have entered into employment agreements with key executives and have obtained a key person life insurance policy on our CEO's life, the loss of the services of Mr. Baur or any member of our senior management team could also have an adverse effect on our business, financial condition and results of operations.

Customer relationships – We operate in a highly competitive environment and good customer relations are critical to our success. There can be no assurance that we will be able to retain and expand our customer relationships or acquire new customers.

Meeting our customers' needs quickly and fairly is critical to our business success. Our transactions with our customers are generally performed on a purchase order basis rather than under long term supply agreements. Our customers generally do not have an obligation to purchase from us. Therefore, our customers can readily switch vendors. From time to time, we experience shortages in availability of some products from vendors, and this impacts our customers' decisions regarding whether to make purchases from us. Anything that negatively impacts our customer relations also can negatively impact our operating results. Accordingly, our sales can vary as a result of fluctuations in pricing, product availability, and general competitive and economic conditions.

Credit exposure – We have credit exposure to our reseller customers. Any adverse trends in their businesses could cause us to suffer credit losses.

We have credit exposure to our reseller customers and negative trends in their businesses could increase our credit risk. As is customary in our industry, we extend credit to our reseller customers, and most of our sales are on open accounts. We may be unable to collect on receivables if our reseller customers experience decreases in demand for their products and services, do not manage their businesses adequately, or otherwise become less able to pay due to adverse economic conditions. As we grow and compete for business, our typical payment terms tend to be longer, and therefore may increase our credit risk.

While we evaluate our resellers' qualifications for credit and monitor our extensions of credit, these efforts cannot prevent all credit losses, and credit losses in excess of historical levels would negatively impact our performance. In addition, for financial reporting purposes we estimate future credit losses and establish an appropriate reserve. To the extent that our credit losses exceed those reserves, our financial performance will be negatively impacted. There is no guarantee that our operating expenses will not increase as a result of the recognition of bad debt expense from our reseller customers.

Centralized functions – We have centralized a number of functions to provide efficient support to our business. As a result, a loss or reduction of use of one of our locations could have an adverse effect on our business operations and financial results.

In order to be as efficient as possible, we centralize a number of critical functions. For instance, we currently distribute products in North America from a single warehouse near Memphis, Tennessee (with corresponding arrangements for our Latin American and European markets). Similarly, we utilize a single information system based in Greenville, South Carolina, and CDC currently utilizes its existing information system in Brazil. While we have backup systems and business continuity plans, any significant or lengthy interruption of our ability to provide these centralized functions could significantly impair our ability to continue normal business operations. In addition, the centralization of these functions increases our exposure to local risks, such as the availability of qualified employees and the lessening of competition for critical services, such as freight and communications.

Although we have business interruption insurance, not all losses are covered, and an uninsured loss from electrical or telephone failure, fire or other casualty, or other disruption could have an adverse effect on our business, financial condition, and results of operations. In addition, there are limits on all of our insurance coverage, and it is possible that losses might exceed that coverage.

Narrow profit margins – Our narrow margins significantly impact our operating results.

Our industry is highly competitive and characterized by narrow gross and operating margins. As a result, we have significant price competition that results in narrow gross profit and operating profit margins. Because these margins are narrow, fluctuations in sales can have a significant impact on our overall operating results.

Inventory – The value of our inventory may be adversely affected by market and other factors.

Our business, like that of other distributors, is subject to the risk that the value of our inventory will be adversely affected by price reductions by manufacturers or by technological changes affecting the usefulness or desirability of our products. Under the terms of most of our vendor agreements and the policy of most manufacturers of specialty technology products, we have some price protection and stock rotation opportunities with respect to slow moving or obsolete inventory items. However, these protections are limited in scope and do not protect against all declines in inventory value, excess inventory, or product obsolescence, and in some instances we may not be able to fulfill all necessary conditions or successfully manage such price protection or stock rotation opportunities. In addition, these industry practices are sometimes not reflected in vendor agreements and their application in a particular situation is dependent upon negotiations between our vendors and us. As a result, from time-to-time we are required to write down the value of excess and obsolete inventory, and should any of these write-downs occur at a significant level, they could have an adverse effect on our business, financial condition, and results of operations.

Should we experience an economic downturn, it is possible that prices may decline due to an oversupply of product, and therefore, there may be a greater risk of declines in inventory value. In addition, our vendors may become insolvent and unable to fulfill their product obligations to us. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technologies could have an adverse effect on our business, financial condition, and results of operations.

Competition – We experience intense competition in all of our markets. Such competition could result in reduced margins and loss of our market share.

The markets that we operate in are highly competitive. We compete on the basis of price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor solutions to the needs of our customers, quality and breadth of product line and services, and availability of technical and product information. Our competitors include regional and national wholesale distributors as well as hardware manufacturers (including most of our vendors) that sell directly to resellers and to end users. In addition, we compete with master resellers that sell to franchisees, third party dealers and end-users. Certain of our current and potential competitors have greater financial, technical, marketing and other resources than we have and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Certain smaller, regional competitors, who are specialty two-tier or mixed model master resellers, may also be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competition has increased for our sales units as broad line and other value-added distributors have entered into the specialty technology markets. Such competition could result in price reductions, reduced margins and loss of our market share. As a result of intense price competition in our industry, our gross margins and our operating profit margins have historically been narrow and we expect them to be narrow in the future. To remain competitive we may be forced to offer more credit or extended payment terms to our customers. This could result in an increase in our need for capital, increase our financing costs, increase our bad debt expenses and have a negative impact on our financial results.

Growth strategies – If we fail to effectively manage and implement our organic growth strategies, we may experience a negative effect on our business and financial results.

A significant component of our growth strategy has been to add new vendors and products, and we expect to be able to enter new product markets in the future. Expansion of our existing product markets and entry into new product markets divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), result in new or more intense competition, may require longer implementation times or greater start-up expenditures than anticipated, and may otherwise fail to achieve the desired results in a timely fashion, if at all. In addition, while we have been very successful in adding new vendors in the past, we already represent most of the significant vendors in our primary areas of focus, and there is regular consolidation among our vendors. As a result, there may be fewer expansion opportunities of this nature in the future. If we are unable to increase our sales and earnings by expanding our product offerings in a cost effective manner, then our revenues may not grow.

Our ability to successfully manage our growth will require continued enhancement of our operational, managerial, and financial resources and controls. Our failure to effectively manage our growth could have an adverse effect on our business, financial condition, and results of operations. Additionally, our growth may increase our working capital requirements and as a result, we may require additional equity or debt financing. Such financing may not be available on terms that are favorable to us, if at all.

Acquisitions – Our growth strategy includes potential acquisitions of companies that complement or expand our existing business. Acquisitions involve a number of risks and uncertainties.

We have and expect to continue to acquire companies that complement or expand our business in the United States or internationally. Acquisitions may involve significant risks and uncertainties including distraction of management's attention away from normal business operations; sufficient revenue generation to offset liabilities assumed and expenses associated with the acquisition; difficulty in the integration of acquired businesses, including new employees, business systems and technology; inability to adapt to challenges of new markets, including geographies, products and services, or to attract new sources of profitable business from expansion of products or services; exposure to new regulations; and issues not discovered in our due diligence process. Our operations may be adversely impacted by an acquisition that (i) is not suited for us, (ii) is improperly executed, or (iii) substantially increases our debt. Any of these factors could adversely affect our operating results or financial condition.

Liquidity and capital resources – Market factors may increase the cost and availability of capital. Additional capital may not be available to us on acceptable terms to fund our working capital needs and growth.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. We have an increased demand for capital when our business is expanding, including through acquisitions. Changes in payment terms with either suppliers or customers could increase our capital requirements. We have historically relied upon cash generated from operations, borrowings under our revolving credit facility, secured and unsecured borrowings, and, to a lesser extent, borrowings under a subsidiary's line of credit to satisfy our capital needs and to finance growth. While we believe that our existing sources of liquidity will provide sufficient resources to meet our current working capital and cash requirements, if we require capital to meet our future business needs, such capital may not be available to us on terms acceptable to us, or at all. Changes in how lenders rate our credit worthiness, as well as macroeconomic factors such as the current economic downturn and global economic instability may restrict our ability to raise capital in adequate amounts or on terms acceptable to us, and the failure to do so could harm our ability to operate our business.

In addition, our cash and cash equivalents are deposited with various financial institutions located in the various countries in which we operate. We endeavor to monitor these financial institutions regularly for credit quality; however, we are exposed to risk of loss on such funds or we may experience significant disruptions in our liquidity needs if one or more of these financial institutions were to suffer bankruptcy or similar restructuring.

Terrorist or military operations – Future terrorist or military operations could result in a disruption of our operation or loss of assets in certain markets.

Future terrorist or military actions, in the United States or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, and/or other disruptions in our business, which could negatively affect our operating results. We do not carry broad insurance covering such terrorist or military actions, and even if we were to seek such coverage, the cost would likely be prohibitive.

Laws and regulations – Changes in tax laws, and other laws and regulations may adversely impact us.

We are subject to a wide range of local, state and federal laws and regulations both in the United States and in the other countries in which we operate. While we plan our operations based upon existing and anticipated laws and regulations, we cannot anticipate every change and can have only little, if any, impact on others. We are particularly susceptible to changes in income and other tax laws, laws regulating international trade, and accounting and securities disclosure laws and regulations. To a lesser degree, changes in environmental regulation, including electronic waste recovery legislation, may impact us. In each case, a change in the laws or regulations that we are required to comply with could have an adverse impact on our business operations or financial results.

Fair Value Accounting for Contingent Consideration – Changes in the fair value of the liability for the estimated remaining payments for the purchase of CDC could have a significant effect on our reported earnings.

The acquisition of CDC was structured having an upfront payment with five annual cash installments based upon the financial performance of CDC for the twelve month periods ended on June 30, 2011 through June 30, 2015. In accordance with ASC 805, Business Combinations, a liability for the contingent consideration driven by an earn-out must be recorded at the on-set of the purchase and must be revalued at every reporting period. Changes in the fair value of the liability are recorded as an adjustment to operating income. These changes can occur due to changes in estimated future financial results, the probabilities of achieving these results and the discount rate reflective of our creditworthiness and market risk premium associated with the Brazilian market. Both gains and losses can occur due to changes in these fair value estimates, thus increasing volatility of our earnings.

Accounting rules – Changes in accounting rules or standards could have a significant adverse affect on our reported earnings.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to interpretations by various governing bodies including the Financial Accounting Standards Board, the Public Accounting Oversight Board, the SEC and the American Institute of Certified Public Accountants. These governing bodies create and interpret appropriate accounting standards. Future periodic assessments required by current or new accounting standards may result in additional non-cash charges and/or changes in presentation or disclosure. A change from current accounting standards could have a significant adverse effect on our financial position or results of operations.

Quarterly fluctuations – Our net sales and operating results are dependent on a number of factors. Our net sales may fluctuate from quarter to quarter and these fluctuations may cause volatility in our stock price.

Our net sales and operating results may fluctuate quarterly as a result of changes in demand for our products and services, the introduction of new technology, actions by our competitors, changes in vendors' prices or price protection policies, changes in vendors' business practices or strategies, changes in freight rates, the timing of the addition of operating expenses to support our growth, the timing of major marketing or other service projects, product supply shortages, changes in product mix, and the general economic factors referenced above. In addition, a substantial portion of our net sales in each quarter results from orders booked in that quarter, which are difficult to accurately forecast in advance. As a result, our performance in one period may vary significantly from our performance in the preceding quarter, and may differ significantly from our forecast of performance from quarter to quarter. The impact of these variances may cause volatility in our stock price.

Third-party freight carriers – We are dependent on third-parties for the delivery of a majority of our products. Changes in shipping terms or the failure or inability of our third-party shippers to perform could have an adverse impact on our business and results of operations.

We are dependent upon major shipping companies, including Federal Express and United Parcel Service, for the shipment of our products to and from our centralized warehouses. Changes in shipping terms, or the inability of these third-party shippers to perform effectively (whether as a result of mechanical failure, casualty loss, labor stoppage, or any other reason), could have an adverse effect on our business, financial condition, and results of operations. From time to time, we have experienced significant increases in shipping costs due to increases in fuel costs. If our shipping costs increase, it may adversely affect our financial results if we are unable to pass on these higher costs to our customers.

Litigation – We routinely are involved in litigation that can be costly and lead to adverse results.

In the ordinary course of our business, we are involved in a wide range of disputes, some of which result in litigation. In addition, as a public company with a large shareholder base, we are susceptible to class-action and other litigation resulting from disclosures that we make and our other activities. Litigation is expensive to bring and defend, and the outcome of litigation can be adverse and significant. Not all adverse outcomes can be anticipated, and applicable accounting rules do not always require or permit the establishment of a reserve until a final result has occurred or becomes probable and estimable. In some instances we are insured for the potential losses; in other instances we are not. An uninsured adverse outcome in significant litigation could have an adverse effect on our business, financial condition and results of operations.

ITEM 1B. Unresolved Staff Comments.

Not applicable.

ITEM 2. Properties.

The Company owns a 70,000 square foot building in Greenville, South Carolina, which is the site of its principal executive and sales offices, and a 103,000 square foot building on adjacent property, of which approximately 70,000 feet is subleased to unrelated third parties.

North American Distribution Facilities

In February 2008, the Company completed the process of relocating its North American distribution operations from Memphis, Tennessee to its current location in Southaven, Mississippi, allowing for substantially expanded warehousing capacity. The Southaven facility accommodates approximately 600,000 square feet with an optional 147,000 square feet of available expansion space. A subsidiary of the Company entered into a ten-year lease associated with this facility, with options to extend the lease for two consecutive five-year periods.

The Company or its subsidiaries also have offices, each of 10,000 square feet or less, in leased facilities in Norcross, Georgia; Williamsville, New York; Tempe, Arizona; Lenexa, Kansas; Eagan, Minnesota; and Toronto, Canada.

International Distribution Facilities

The Company or its subsidiaries lease 22,000 square feet of office and distribution center space in Miami, Florida, 25,000 square feet of office and distribution center space in Mexico City, Mexico, and 17,000 square feet of office space in Brussels, Belgium. The Company utilizes the logistical services of a third party warehouse in Liège, Belgium that has approximately 38,000 square feet of distribution space and leases 17,000 square feet of office and distribution center space in Cologne, Germany. Subsequent to June 30, 2011, we have consolidated the European warehouse operations in Liège and transferred our inventory in Cologne to the third party warehouse in Liège. We are still servicing the lease in Cologne. In April 2011, the Company acquired CDC, which leases approximately 24,000 square feet of office and distribution center space in São José dos Pinhais, Brazil, leases 20,000 square feet of office and distribution center space in Barueri, Brazil, and utilizes the logistical services of a third party warehouse in Jaboatão dos Guararapes, Brazil that has approximately 484,000 square feet of distribution center space.

The Company or its subsidiaries have additional sales offices, each of 10,000 square feet or less, in leased facilities in Bad Homburg, Germany; Hull, England; Crawley, England; Egham, England; Olivet, France; Eindhoven, Netherlands, Curitiba, Brazil; Blumenau, Brazil; and Fortaleza, Brazil.

Management believes the Company's office and warehouse facilities are adequate to support its operations at their current levels and for the foreseeable future.

ITEM 3. Legal Proceedings.

The Company and its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company's financial condition or results of operations.

ITEM 4. Removed and Reserved.

PART II

ITEM 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is quoted on the NASDAQ Global Select Market under the symbol "SCSC." The Company has never paid or declared a cash dividend since inception and the Board of Directors does not intend to institute a cash dividend policy in the foreseeable future. Under the terms of the Company's revolving credit facility, the payment of cash dividends is prohibited. As of August 29, 2011, there were approximately 535 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Company's common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal Year 2011		
First quarter	**$29.90**	**$23.59**
Second quarter	**33.42**	**26.89**
Third quarter	**39.93**	**30.31**
Fourth quarter	**38.12**	**31.82**
Fiscal Year 2010		
First quarter	$31.50	$23.37
Second quarter	32.40	22.70
Third quarter	30.67	24.90
Fourth quarter	30.29	22.98

Stock Performance Chart

The following stock performance graph compares cumulative total shareholder return on the Company's common stock over a five-year period with the Nasdaq Market Index and with the Standard Industrial Classification ("SIC") Code Index (SIC Code 5045 – Wholesale Computers and Peripheral Equipment and Software) for the same period. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on June 30, 2006.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ScanSource, Inc., the NASDAQ Composite Index
and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
6/06
6/07
6/08
6/09
6/10
6/11
ScanSource, Inc.
NASDAQ Composite
Peer Group

*$100 invested on 6/30/06 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

	2006	2007	2008	2009	2010	2011
Scan*Source*, Inc.	$100	$109	$ 91	$84	$ 85	$128
NASDAQ Composite	$100	$122	$108	$87	$100	$133
SIC Code 5045 – Computers & Peripheral Equipment	$100	$111	$ 93	$89	$ 80	$103

ITEM 6. Selected Financial Data.

The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. The following statement of income data and balance sheet data were derived from the Company's Consolidated Financial Statements.

FIVE YEAR FINANCIAL SUMMARY

	Fiscal Year Ended June 30,				
	2011	**2010**	**2009**	**2008[1]**	**2007[1]**
	(in thousands, except per share data)				
Statement of income data:					
Net sales	**$2,666,531**	$2,114,979	$1,847,969	$2,175,485	$1,986,927
Cost of goods sold	**2,392,224**	1,896,052	1,639,121	1,947,867	1,776,255
Gross profit	**274,307**	218,927	208,848	227,618	210,672
Selling, general and administrative expenses	**161,198**	143,151	134,730	133,653	135,339
Operating income	**113,109**	75,776	74,118	93,965	75,333
Interest expense, net	**511**	85	771	3,959	6,804
Other (income) expense, net	**712**	(50)	(2,307)	(212)	(144)
Income before income taxes and minority interest	**111,886**	75,741	75,654	90,218	68,673
Provision for income taxes	**38,363**	26,929	27,966	34,586	25,987
Consolidated net income	**73,523**	48,812	47,688	55,632	42,686
Noncontrolling interest in income of subsidiary	**-**	-	-	-	(60)
Net income attributable to shareholders of ScanSource	**$ 73,523**	$ 48,812	$ 47,688	$ 55,632	$ 42,626
Net income per common share, basic	**$ 2.74**	$ 1.83	$ 1.80	$ 2.13	$ 1.65
Weighted-average shares outstanding, basic	**26,872**	26,605	26,445	26,098	25,773
Net income per common share, diluted	**$ 2.70**	$ 1.82	$ 1.79	$ 2.10	$ 1.63
Weighted-average shares outstanding, diluted	**27,246**	26,869	26,588	26,445	26,213

	As of June 30,				
	2011	**2010**	**2009**	**2008**	**2007**
	(in thousands)				
Balance sheet data:					
Working capital	**$ 532,167**	$ 436,953	$ 399,647	$ 368,636	$ 352,955
Total assets	**1,182,188**	859,750	748,631	772,206	738,448
Total long-term debt (including current portion)	**60,106**	30,429	30,429	56,623	107,730
Liability for contingent consideration (including current portion)	**23,794**	-	-	-	-
Total shareholders' equity	**587,394**	486,851	445,446	395,753	324,744

(1) Included in the statement of income for the fiscal years ended June 30, 2008 and 2007 are $1.0 million and $9.9 million, respectively, of direct costs associated with the special committee review of the Company's stock option practices. See Note 1A to the Notes to Consolidated Financial Statements included in Part II, Item 8 of the Company's amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain statements within this Annual Report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), are not historical facts and contain "forward-looking statements" as described in the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. Factors that could cause actual results to differ materially include the following: our ability to manage our business when general economic conditions are poor; our ability to manage the potential adverse effects of operating in foreign jurisdictions; our dependence upon information systems and the ability to transition to a new ERP without business disruption; our dependence on vendors, product supply, and availability; our ability to retain key employees, particularly senior management; our ability to retain and expand our existing and new customer relationships; our ability to manage and limit our credit exposure due to the deterioration in the financial condition of our customers; our ability to centralize certain functions to provide efficient support to our business; our ability to remain profitable in the face of narrow margins; our ability to manage and negotiate successful pricing and stock rotation opportunities associated with inventory value decreases; our ability to compete in new and existing markets that are highly competitive; our ability to integrate acquisitions and effectively manage and implement our growth strategies; our inability to obtain required capital at acceptable terms to fund our working capital and growth strategies; our ability to manage disruptions or loss of certain assets from terrorist or military operations; our ability to anticipate adverse changes in tax laws, accounting rules, and other laws and regulations; our inability to manage volatility in earnings resulting from U.S. GAAP requirements to revalue our earnout obligation to the sellers of CDC; our inability to eliminate potential volatility in our net sales and operating results on a quarterly basis as a result of changes in demand for our products; our dependence on third-party freight carriers; our inability to resolve or settle potentially adverse litigation matters; and our ability to hedge or mitigate the effects of fluctuations in foreign exchange rates. Additional discussion of these and other factors affecting our business and prospects is contained in our periodic filings with the SEC, copies of which can be obtained under the "Investors Relations" tab on website at www.scansourceinc.com. Please refer to the cautionary statements and important factors discussed in Item 1A. "Risk Factors" in this Annual Report on Form 10-K for further information. This discussion and analysis should be read in conjunction with Item 6. "Selected Financial Data" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report on Form 10-K.

Overview

Scan*Source*, Inc. is a leading wholesale distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company distributes more than 68,500 products worldwide. The Company has two geographic distribution segments: one serving North America from the Southaven, Mississippi distribution center, and an international segment currently serving Latin America and Europe from distribution centers located in Florida, Mexico, Brazil, Belgium and Germany. Subsequent to June 30, 2011, we have consolidated the European warehouse operations in Belgium and transferred our inventory in Germany to Belgium. Each segment is managed around their geographic customer and vendor bases and is supported by its centralized infrastructure, such as warehousing and back office operations as appropriate. The North American distribution segment markets automatic identification and data capture ("AIDC") and point-of-sale ("POS") products through its Scan*Source* POS and Barcoding sales unit; voice, data and converged communications equipment through its Catalyst *Telecom* sales unit; video conferencing, telephony and communications products through its Scan*Source* Communications sales unit; and electronic security products and wireless infrastructure products through its Scan*Source* Security sales unit. The international distribution segment markets AIDC, POS and Barcode, communications, and security products through its Scan*Source* Latin America sales unit; POS and AIDC products through its Scan*Source* Europe sales unit, and communication products through its Scan*Source* Communications sales unit in Europe.

The Company was incorporated in South Carolina in December 1992 and is headquartered in Greenville, South Carolina. The Company serves North America from a single, centrally located distribution center located in Southaven, Mississippi, near the FedEx hub. The single warehouse and strong management information system form the cornerstone of the Company's cost-driven operational strategy. This strategy has been expanded to Latin America and Europe.

The Company's objective is to increase profitability in the technologies we distribute. In doing so, our management team faces numerous challenges that require attention and resources. First, certain business units and geographies are experiencing increased competition for the products we distribute. This could affect both our market share and pricing of our products as Management may change strategy in order to effectively compete. The Company continues making investments in Latin America and certain businesses within Europe by temporarily accepting lower than normal returns in the business in an effort to gain market share and customers. Changing economic conditions in countries in which we market our products may also require attention from our Management Team. Furthermore, the Company is implementing a standardized Enterprise Resource Planning ("ERP") system that is intended to be used throughout the world and provide operational efficiencies. The Company is expecting to begin transition of the new ERP system in certain business units in fiscal year 2012 and continue to transition other business units into 2013. Finally, the Company continues to evaluate strategic acquisitions to enhance our technological or geographic portfolio. Management is currently working to integrate our most recent acquisition, CDC.

On November 30, 2009, the Company acquired substantially all of the assets and certain liabilities of Algol Europe, GmbH ("Algol"), a value added distributor specializing in convergence communication solutions. Algol, headquartered in Cologne, Germany, was renamed Scan*Source* Communications GmbH and joined Scan*Source* Communications UK as part of Scan*Source* Communications Europe.

On April 15, 2011, the Company purchased all of the shares of CDC Brasil, S.A., formerly called CDC Brasil Distribuidora LTDA. CDC is the leading POS and Barcoding distributor in Brazil. The share purchase transaction was completed on April 15, 2011. CDC, headquartered in Curitiba, Brazil, is now a part of the Scan*Source* Latin America operating unit. The business valuation for the Company is incomplete as of the date of this filing. As such, the value assigned to identifiable intangible assets, the liability for the contingent consideration transferred to the sellers and goodwill are subject to change within the measurement period set forth in ASC 805.

The Company distributes products for many of our key vendors in all of our geographic markets; however certain vendors only allow distribution to specific geographies. *The Company's key vendors in its worldwide* POS and barcoding sales units include Bematech, Cisco, Datalogic, Datamax-O'Neil, Elo, Epson, Honeywell, IBM, Intermec, LXE, Motorola, NCR, and Zebra Technologies. The Company's key vendors in its worldwide communications sales units, including Catalyst *Telecom*, include Aruba, Avaya, Audiocodes, Dialogic, Extreme Networks, Juniper Networks, Plantronics, Polycom and Shoretel. The Company's key vendors in its security sales units include Alvarion, Axis, Bosch, Cisco, Datacard, DSC, Fargo, HID, March Networks, Panasonic, Pelco, Ruckus Wireless, Sony, United Technologies Fire and Security and Zebra Card.

Cost Control/Profitability

The Company's operating income growth is driven not only by gross profits but by a disciplined control of operating expenses. The Company's operations feature a scalable information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. From its inception, the Company has managed its general and administrative expenses by maintaining strong cost controls. However, in order to continue to grow its markets, the Company has invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, enhancements of employee benefit plans to retain employees, and strategic acquisitions in both the North American and international distribution segments.

Evaluating Financial Condition and Operating Performance

The Company's management places a significant emphasis on operating income and return on invested capital ("ROIC") in evaluating and monitoring the Company's financial condition and operating performance. Management uses ROIC, a non-GAAP measure, to assess its efficiency at allocating the capital under its control to generate returns. ROIC is computed by the Company as net income plus income taxes, interest expense, depreciation and amortization divided by invested capital. Invested capital is defined as average equity plus daily average interest bearing debt for the period.

The following table summarizes the Company's return on invested capital ratio for the fiscal years ended June 30, 2011, 2010, and 2009, respectively:

	2011	2010	2009
Return on invested capital ratio	20.6%	16.7%	17.7%

The discussion that follows this overview explains the increase in ROIC from the comparative periods shown above. The Company uses ROIC as a performance measurement because it believes that this metric best balances the Company's operating results with its asset and liability management, it excludes the results of capitalization decisions, is easily computed, communicated and understood and drives changes in shareholder value. The components of this calculation and reconciliation to the Company's financial statements are shown, as follows:

Reconciliation of EBITDA to Net Income

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Net income	**$ 73,523**	$ 48,812	$ 47,688
Plus: income taxes	**38,363**	26,929	27,966
Plus: interest expense	**1,723**	1,472	2,176
Plus: depreciation & amortization	**6,662**	6,064	6,781
EBITDA (numerator)	**$120,271**	$ 83,277	$ 84,611

Invested capital calculations

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Equity – beginning of the year	**$486,851**	$445,446	$395,753
Equity – end of the year	**587,394**	486,851	445,446
Average equity	**537,123**	466,148	420,600
Average funded debt[1]	**46,186**	31,800	57,605
Invested capital (denominator)	**$583,309**	$497,948	$478,205
Return on invested capital	**20.6%**	16.7%	17.7%

(1) Average funded debt is based upon average outstanding daily debt.

Results of Operations

The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

	Fiscal Year Ended June 30,		
	2011	**2010**	**2009**
Statement of income data:			
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold	**89.7**	89.6	88.7
Gross profit	**10.3**	10.4	11.3
Selling, general and administrative expenses	**6.0**	6.8	7.3
Operating income	**4.2**	3.6	4.0
Interest expense (income), net	**-**	-	-
Other expense (income), net	**-**	-	(0.1)
Income before income taxes and minority interest	**4.2**	3.6	4.1
Provision for income taxes	**1.4**	1.3	1.5
Net income	**2.8%**	2.3%	2.6%

Comparison of Fiscal Years Ended June 30, 2011 and 2010

Net Sales

The Company has two reporting segments, which are based on geographic location. The following table summarizes the Company's net sales results (net of inter-segment sales) for each of these product categories and reporting segments for the comparable fiscal years ending June 30th:

Product Category

	2011	**2010**	**$ Change**	**% Change**
		(in thousands)		
POS, barcoding and security products	**$1,615,461**	$1,300,525	$314,936	24.2%
Communications products	**1,051,070**	814,454	236,616	29.1%
Total net sales	**$2,666,531**	$2,114,979	$551,552	26.1%

Geographic Segments

	2011	**2010**	**$ Change**	**% Change**
		(in thousands)		
North American distribution segment	**$2,022,668**	$1,666,012	$356,656	21.4%
International distribution segment	**643,863**	448,967	194,896	43.4%
Total net sales	**$2,666,531**	$2,114,979	$551,552	26.1%

Consolidated net sales for the fiscal year ended June 30, 2011 increased 26.1% to $2.7 billion in comparison to prior fiscal year net sales of $2.1 billion.

North American Distribution

The North American distribution segment includes sales to technology resellers in the United States and Canada that originate from our centralized distribution facility located in Southaven, Mississippi. Sales to technology resellers in Canada accounted for less than 4% of total net sales for both fiscal years presented. As North American macro-economic conditions improved considerably in fiscal 2011, net sales for this segment increased by approximately $356.7 million, or 21.4%, as compared to the prior fiscal year.

The Company's North American POS, barcoding, and security product categories saw revenues increase by 17.6% in comparison to the prior fiscal year. During the fiscal year ended June 30, 2011, these product lines have experienced stronger demand as economic conditions have improved from the 2010 fiscal year. The Company has seen its strongest percentage growth in its security product lines from the prior year, driven by increased demand and market penetration in its video surveillance and wireless networking lines.

The Company has two North American sales units that sell communications products to our customers – the Catalyst *Telecom* and Scan*Source* Communications sales units. The combined sales of these units were 25.8% higher for the fiscal year ended June 30, 2011 versus the prior fiscal year. Both of these sales units also experienced strong sales growth due to continued improvement of economic conditions and increased market share and big deals over the prior year.

International Distribution

The international distribution segment includes sales in Latin America and Europe from the Scan*Source* POS and Barcoding sales unit and in Europe through the Scan*Source* Communications sales unit. Sales for the overall international segment increased $194.9 million or 43.4% over the prior fiscal year. The year-to-date sales growth was partially offset by a weaker average Euro to U.S. Dollar exchange rate from the prior year. On a constant exchange rate basis, the sales increase was 44.7%. Changes in foreign exchange had an unfavorable impact of $5.7 million on our international distribution net sales for the year ended June 30, 2011. The constant currency increase in sales for both geographies was driven primarily by strong volumes in Europe and Latin America in conjunction with the acquisition of CDC Brasil, S.A and a full twelve months of results from Algol Europe in the current year.

The addition of CDC generated $29.6 million in net sales. Excluding CDC's net sales, international distribution segment net sales increased $165.2 million or 36.8% from the prior year.

Gross Profit

The following table summarizes the Company's gross profit for the fiscal years ended June 30th:

					% of Sales June 30,	
	2011	**2010**	**$ Change**	**% Change**	**2011**	**2010**
	(in thousands)					
North American distribution segment	**$201,831**	$167,638	$34,193	20.4%	10.0%	10.1%
International distribution segment	**72,476**	51,289	21,187	41.3%	11.3%	11.4%
Total gross profit	**$274,307**	$218,927	$55,380	25.3%	10.3%	10.4%

North American Distribution

Gross profit for the North American distribution segment increased $34.2 million, or 20.4%, for the fiscal year ended June 30, 2011, as compared to the prior fiscal year. The increase in gross profit was primarily the result of higher sales volume in all of our sales units, as previously discussed. Gross profit as a percentage of sales remained consistent with the prior year, only decreasing 8 basis points.

International Distribution

Gross profit in our international distribution segment increased $21.2 million or 41.3% for the fiscal year ended June 30, 2011, from the prior fiscal year. The increase in gross profit was primarily the result of higher sales volume in all of our sales units, as previously discussed. Gross profit as a percentage of sales remained consistent with the prior year, only decreasing 16 basis points. Compared to the prior year, we saw slightly lower margins from competitive pricing pressure in the current year, coupled with favorable upfront discounts in Europe from the prior year. The decrease was partially offset by strong margins recognized by the CDC.

Operating Expenses

The following table summarizes the Company's operating expenses for the periods ended June 30th:

	2011	2010	$ Change	% Change	% of Sales June 30, 2011	% of Sales June 30, 2010
	(in thousands)					
Operating expenses	**$161,198**	$143,151	$18,047	12.6%	6.0%	6.8%

For the fiscal year ended June 30, 2011, operating expenses were $161.2 million, a 12.6% increase from the prior year. This increase was mainly attributable to increased recurring expenses from headcount and other variable expenses driven from higher sales, a charge of $2.4 million to fund a supplemental executive retirement plan ("Founder's SERP" or "SERP") for our founder and former CEO and $4.0 million of incremental operating expenses from the acquisition of CDC. The increase was partially offset by a $3.1 million legal settlement recovery with a former service provider, which was recorded as a reduction to operating expenses in the second quarter of fiscal 2011.

Operating expenses as a percentage of sales decreased to 6.0% for the fiscal year ended June 30, 2011, compared to 6.8% in the prior year. This decrease was largely the result of scale on higher revenues over a smaller increase of operating expenses.

Operating Income

The following table summarizes the Company's operating income for the fiscal years ended June 30th:

	2011	2010	$ Change	% Change	% of Sales June 30, 2011	% of Sales June 30, 2010
	(in thousands)					
North American distribution	**$ 94,932**	$64,342	$30,590	47.5%	4.7%	3.9%
International distribution	**18,177**	11,434	6,743	59.0%	2.8%	2.5%
Total operating income	**$113,109**	$75,776	$37,333	49.3%	4.2%	3.6%

Operating income increased 49.3% or $37.3 million for the fiscal year ended June 30, 2011 as compared to the prior fiscal year. This increase was the result of increased gross profit on higher sales volumes experienced in both the North American and International distribution segments, partially offset by increased operating expenses described above.

Total Other (Income) Expense

The following table summarizes the Company's total other (income) expense for the fiscal years ended June 30th:

	2011	2010	$ Change	% Change	% of Sales June 30, 2011	% of Sales June 30, 2010
	(in thousands)					
Interest expense	**$ 1,723**	$ 1,472	$ 251	17.1%	0.1%	0.1%
Interest income	**(1,212)**	(1,387)	175	(12.6%)	(0.1%)	(0.1%)
Net foreign exchange losses	**965**	239	726	303.8%	0.0%	0.0%
Other, net	**(253)**	(289)	36	(12.5%)	(0.0%)	0.0%
Total other (income) expense	**$ 1,223**	$ 35	$1,188	3,394.3%	0.0%	0.0%

Interest expense reflects interest paid on borrowings on the Company's revolving credit facility and long-term debt. Interest expense for the fiscal year ended June 30, 2011 was $1.7 million compared to $1.5 million for the comparative prior year period. The increase in interest expense was the result of increased average debt balances between the respective periods.

Interest income for the period ended June 30, 2011 decreased slightly from the comparative prior year period by $0.2 million. The Company generates interest income on longer-term interest bearing receivables, and, to a much lesser extent, interest earned on cash and cash-equivalent balances on hand.

Net foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Foreign exchange losses and gains are generated as the result of fluctuations in the value of the Euro versus the British Pound, the U.S. Dollar versus other currencies and most recently between the Brazilian Real and the U.S. Dollar due to the acquisition of CDC. During the fiscal year ended June 30, 2011 and June 30, 2010, the Company generated a net foreign exchange loss due to fluctuations of the U.S. Dollar against the Euro, British Pound, Mexican Peso, Canadian Dollar and Brazilian Real. While the Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure, our foreign exchange policy prohibits us from entering into speculative transactions.

Provision for Income Taxes

Income tax expense was $38.4 million and $26.9 million for the fiscal years ended June 30, 2011 and 2010, respectively, reflecting an effective tax rate of 34.3% and 35.6%, respectively. The decrease in the effective tax rate from the prior fiscal year is largely attributable to a favorable mix of income derived from lower tax rate jurisdictions, and reflects the benefit of a full year of changes to the international capital structure executed during fiscal 2010.

Net Income

The following table summarizes the Company's net income for the fiscal year ended June 30th:

	2011	2010	$ Change	% Change	% of Sales June 30, 2011	% of Sales June 30, 2010
	(in thousands)					
Net income	**$73,523**	$48,812	$24,711	50.6%	2.8%	2.3%

Net income for the fiscal year ended June 30, 2011 was $73.5 million, a $24.7 million or 50.6% increase over the prior fiscal year. The increase in net income is attributable to the changes in operating profit previously discussed.

Comparison of Fiscal Years Ended June 30, 2010 and 2009

Net Sales

The Company has two reporting segments, which are based on geographic location. The following table summarizes the Company's net sales results (net of inter-segment sales) for each of these reporting segments for the comparable fiscal years ended June 30th:

Product Category

	2010	2009	$ Change	% Change
		(in thousands)		
POS, barcoding and security products	**$1,300,525**	$1,161,956	$138,569	11.9%
Communications products	**814,454**	686,013	128,441	18.7%
Total net sales	**$2,114,979**	$1,847,969	$267,010	14.4%

Geographic Segments

	2010	2009	$ Change	% Change
		(in thousands)		
North American distribution segment	**$1,666,012**	$1,500,144	$165,868	11.1%
International distribution segment	**448,967**	347,825	101,142	29.1%
Total net sales	**$2,114,979**	$1,847,969	$267,010	14.4%

Consolidated net sales for the fiscal year ended June 30, 2010 increased 14.4% to $2.1 billion in comparison to prior fiscal year net sales of $1.85 billion.

North American Distribution

The North American distribution segment includes sales to technology resellers in the United States and Canada that originate from our centralized distribution facility located in Southaven, Mississippi. Sales to technology resellers in Canada accounted for less than 4% of total net sales for both fiscal years presented. For the fiscal year ended June 30, 2010, net sales for this segment increased by approximately $165.9 million, or 11.1%, as compared to the prior fiscal year.

The Company's North American POS, barcoding, and security product categories saw revenues increase by 9.9% in comparison to the prior fiscal year. During the fiscal year ended June 30, 2010, these units experienced stronger demand as economic conditions improved from the prior fiscal year. Sales of substantially all of our major vendors and product lines increased in comparison to the prior fiscal year, as larger deals and projects returned during the fiscal year. In addition, the Company saw strong growth in its security product lines on a comparative basis, driven by its video surveillance and wireless networking lines.

The Company has two North American sales units that sell communications products to our customers – the Catalyst *Telecom* and Scan*Source* Communications sales units. The combined sales of these units were 12.5% higher for the fiscal year ended June 30, 2010 versus the prior fiscal year. Both of these sales units also experienced sales growth due to improved economic conditions as discussed above, and a majority of the vendors in these units saw sales growth compared to the prior year.

International Distribution

The international distribution segment includes sales to Latin America and Europe from the Scan*Source* POS and Barcoding sales unit and in Europe through the Scan*Source* Communications sales unit. Sales for the overall international segment increased by $101 million or 29.1% compared to the prior fiscal year. However, on a constant exchange rate basis, the sales increase was approximately 29%. Changes in foreign exchange had an immaterial impact for the year ended June 30, 2010. The constant currency increase in sales for both geographies was driven by stronger end-user demand which was largely attributable to stronger economic conditions in Europe and Latin America, and the acquisition of Algol Europe in November 2009, now part of Scan*Source* Communications Europe.

The fiscal year ended June 30, 2010 included incremental revenues associated with the Company's acquisition of substantially all of the assets and certain liabilities of Algol Europe, now Scan*Source* Communications, GmbH, on November 30, 2009. Algol Europe was a value added distributor of specialty technologies, including voice, data, and video communications products located in Cologne, Germany. This acquisition significantly expanded the footprint of the Scan*Source* Communications sales unit outside of the United Kingdom and is part of the Company's strategy to become a pan-European distributor of communications.

Gross Profit

The following table summarizes the Company's gross profit for the fiscal years ended June 30th:

					% of Sales June 30,	
	2010	**2009**	**$ Change**	**% Change**	**2010**	**2009**
	(in thousands)					
North American distribution segment	**$167,638**	$155,916	$11,722	7.5%	10.1%	10.4%
International distribution segment	**51,289**	52,932	(1,643)	(3.1%)	11.4%	15.2%
Total gross profit	**$218,927**	$208,848	$10,079	4.8%	10.4%	11.3%

North American Distribution

Gross profit for the North American distribution segment increased $11.7 million, or 7.5%, for the fiscal year ended June 30, 2010, as compared to the prior fiscal year. The increase in gross profit was primarily the result of higher sales volume in all of our sales units, as previously discussed. While total gross profit for the North American distribution segment increased, gross profit, expressed as a percentage of net sales, actually decreased to 10.1% for the fiscal year ended June 30, 2010 as compared to 10.4% for the prior fiscal year. This was largely the result of a less favorable product mix and higher margin dilution due to an increase of larger deals and projects that traditionally carry lower margins.

International Distribution

Despite the increase in sales for the international distribution segment, gross profit actually decreased by $1.6 million, or 3.1% for the fiscal year ended June 30, 2010, as compared to the prior fiscal year. The decline in gross profit for the fiscal year ended June 30, 2010 was primarily due to the absence of strategic inventory purchases in anticipation of subsequent vendor price increases in our European operating segment that occurred in the prior year. These opportunistic purchases resulted in the achievement of significantly higher gross margins during the second half of the 2009 fiscal year. As a result, gross profit, expressed as a percentage of net sales for this segment decreased to 11.4% in the fiscal year ended June 30, 2010 versus 15.2% in the prior fiscal year.

Operating Expenses

The following table summarizes the Company's operating expenses for the periods ended June 30th:

	2010	2009	$ Change	% Change	% of Sales June 30, 2010	% of Sales June 30, 2009
	(in thousands)					
Operating expenses	**$143,151**	$134,730	$8,421	6.3%	6.8%	7.3%

For the fiscal year ended June 30, 2010, operating expenses were $143.2 million, a 6.3% increase from the prior year. This increase was mainly attributable to an increase in bad debt expense in the current fiscal year and approximately $4.1 million of incremental expenses related to the acquisition of Algol Europe, GmbH.

Operating expenses as a percentage of sales decreased to 6.8% for the fiscal year ended June 30, 2010, compared to 7.3% in the prior year. This decrease was largely due to the increase in net sales between the two comparable periods.

Operating Income

The following table summarizes the Company's operating income for the fiscal years ended June 30th:

	2010	2009	$ Change	% Change	% of Sales June 30, 2010	% of Sales June 30, 2009
	(in thousands)					
North American distribution	**$64,342**	$56,261	$ 8,081	14.4%	3.9%	3.8%
International distribution	**11,434**	17,857	(6,423)	(36.0%)	2.5%	5.1%
Total operating income	**$75,776**	$74,118	$ 1,658	2.2%	3.6%	4.0%

Operating income increased 2.2% or $1.7 million for the fiscal year ended June 30, 2010 as compared to the prior fiscal year. This increase was the result of higher sales volumes experienced in both the North American and International distribution segments, offset by a higher mix of lower margin products and bad debt in the North American segment and lower margins primarily due to the lack of opportunistic purchases in the International distribution segment that occurred in the prior year.

Total Other (Income) Expense

The following table summarizes the Company's total other (income) expense for the fiscal years ended June 30th:

	2010	2009	$ Change	% Change	% of Sales June 30, 2010	% of Sales June 30, 2009
	(in thousands)					
Interest expense	**$ 1,472**	$ 2,176	$ (704)	(32.4%)	0.1%	0.1%
Interest income	**(1,387)**	(1,405)	18	(1.3%)	(0.1%)	(0.1%)
Net foreign exchange losses (gains)	**239**	1,587	(1,348)	(84.9%)	0.0%	0.1%
Other, net	**(289)**	(3,894)	3,605	(92.6%)	0.0%	(0.2%)
Total other (income) expense	**$ 35**	$(1,536)	$ 1,571	(102.3%)	0.0%	(0.1%)

Interest expense reflects interest paid on borrowings on the Company's revolving credit facility and long-term debt. Interest expense for the fiscal year ended June 30, 2010 was $1.5 million compared to $2.2 million for the comparative prior year period. The decrease in interest expense was primarily the result of lower average debt balances between the respective periods.

Interest income for the period ended June 30, 2010 was consistent with the comparative prior year periods. The Company generates interest income on longer-term interest bearing receivables, and, to a much lesser extent, interest earned on cash and cash-equivalent balances on hand.

Net foreign exchange gains and losses consist of foreign currency transactional and functional currency re-measurements, offset by net foreign currency exchange contract gains and losses. Foreign exchange losses and gains are generated as the result of fluctuations in the value of the Euro versus the British Pound and the U.S. Dollar versus other currencies. During the fiscal years ended June 30, 2010 and June 30, 2009, the Company generated a net foreign exchange loss due to the fluctuations of the U.S. Dollar against the Euro, the British Pound, the Mexican Peso, and the Canadian Dollar. While the Company utilizes foreign exchange contracts and debt in non-functional currencies to hedge foreign currency exposure, our foreign exchange policy prohibits us from entering into speculative transactions.

During the quarter ended December 31, 2008, the Company settled a claim against a former legal service provider resulting in a $3.5 million recovery. The settlement was received by the Company on December 5, 2008 and was recorded as other income.

Provision for Income Taxes

Income tax expense was $26.9 million and $28.0 million for the fiscal years ended June 30, 2010 and 2009, respectively, reflecting an effective tax rate of 35.6% and 37.0%, respectively. The decrease in the effective tax rate from the prior fiscal year is largely attributable to a favorable mix of income derived from lower tax rate jurisdictions, and reflects the benefit of changes to the international capital structure executed during the fiscal year 2010.

Net Income

The following table summarizes the Company's net income for the fiscal year ended June 30th:

					% of Sales June 30,	
	2010	**2009**	**$ Change**	**% Change**	**2010**	**2009**
	(in thousands)					
Net income	**$48,812**	$47,688	$1,124	2.4%	2.3%	2.6%

Net income for the fiscal year ended June 30, 2010 was $48.8 million, a $1.1 million increase over the prior fiscal year. The increase in net income is attributable to the changes in operating profit previously discussed.

Quarterly Results

The following tables set forth certain unaudited quarterly financial data. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments.

	Three Months Ended							
	Fiscal 2011				Fiscal 2010			
	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Sept. 30 2010	Jun. 30 2010	Mar. 31 2010	Dec. 31 2009	Sept. 30 2009
	(in thousands, except per share data)							
Net sales	$734,891	$613,466	$683,644	$634,530	$582,342	$496,102	$548,112	$488,423
Cost of goods sold	660,520	547,637	613,018	571,049	525,520	441,711	491,816	437,005
Gross profit	$ 74,371	$ 65,829	$ 70,626	$ 63,481	$ 56,822	$ 54,391	$ 56,296	$ 51,418
Net income	$ 19,660	$ 16,534	$ 21,621	$ 15,708	$ 14,048	$ 12,014	$ 11,815	$ 10,935
Weighted-average shares outstanding, basic	27,056	26,938	26,786	26,713	26,669	26,608	26,575	26,567
Weighted-average shares outstanding, assuming dilution	27,515	27,413	27,160	26,992	26,937	26,884	26,798	26,821
Net income per common share, basic	$ 0.73	$ 0.61	$ 0.81	$ 0.59	$ 0.53	$ 0.45	$ 0.44	$ 0.41
Net income per common share, assuming dilution	$ 0.71	$ 0.60	$ 0.80	$ 0.58	$ 0.52	$ 0.45	$ 0.44	$ 0.41

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, inventory reserves to reduce inventories to the lower of cost or market, and vendor incentives. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions, however, management believes that its estimates, including those for the above-described items are reasonable and that the actual results will not vary significantly from the estimated amounts. For further discussion of our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectability must be reasonably assured. The Company allows its customers to return product for exchange or credit subject to certain limitations. A provision for estimated losses on returns is recorded based on historical experience.

Service revenue associated with configuration and marketing services is recognized when the work is complete and the four criteria discussed above have been substantially met. The Company also distributes third-party service contracts, typically for product maintenance and support. Since the Company acts as an agent on behalf of most of these service contracts sold, revenue is recognized net of cost at the time of sale. However, the Company distributes some self-branded warranty programs and engages a third party (generally the original equipment manufacturer) to cover the fulfillment of any obligations arising from these contracts. These revenues and associated third party costs are amortized over the life of contract and presented in net sales and cost of goods sold, respectively. Service revenue associated with configuration, marketing, service contracts and other services has represented less than 2% of consolidated net sales for fiscal years 2011, 2010 and 2009.

During the fiscal years ended June 30, 2011, 2010, and 2009, the Company has not engaged in any sales transactions involving multiple element arrangements. Had any arrangements with multiple deliverables occurred, the Company would follow the guidance set forth in ASC 605.

Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers' failure to make payments on accounts receivable due to the Company. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers. If the financial condition of the Company's customers were to deteriorate and reduce the ability of the Company's customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company's customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. A provision for estimated losses on returns and allowances is recorded on historical experience.

Inventory Reserves

Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less cost to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. The estimates used to calculate these reserves are applied consistently. The adjustments are recorded in the period in which the loss of utility of the inventory occurs, which establishes a new cost basis for the inventory. This new cost basis is maintained until such time that the reserved inventory is disposed of, returned to the vendor or sold. To the extent that specifically reserved inventory is sold, cost of goods sold is expensed for the new cost basis of the inventory sold.

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605 – Revenue Recognition, addresses accounting by a customer (including a reseller) for certain consideration received from a vendor. This guidance requires that the portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of products sold when the related inventory is sold.

The Company records unrestricted volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivables from vendors that are not yet earned are deferred in the Consolidated Balance Sheets. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. ASC 605 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*. ASC 805 establishes principles and requirements for recognizing the total consideration transferred to and the assets acquired, liabilities assumed and any non-controlling interest in the acquired target in a business combination. ASC 805 also provides guidance for recognizing and measuring goodwill acquired in a business combination and requires the acquirer to disclose information that users may need to evaluate and understand the financial impact of the business combination. See Note 5 for further discussion.

Liability for Contingent Consideration

In addition to the initial cash consideration paid to former CDC shareholders, the Company is obligated to make additional earnout payments throughout 2015 based on a multiple of the subsidiary's pro forma net income as defined in Exhibit 2.1.(b)(2) of the Share Purchase and Sale Agreement. Future payments are to be paid in Brazilian currency, the Real. The estimated first earnout payment of $2.4 million is to be made on August 31, 2011 based on the pro forma results of the twelve month period ended June 30, 2011. The remaining earnout payments will become payable in four additional installments on August 31, 2012 – 2014 with the final payment on October 31, 2015. In accordance with ASC Topic 805, the Company determined the fair value of this liability for contingent consideration on the acquisition date using a probability weighted income approach. Each period the Company will reflect the contingent consideration liability at fair value with changes recorded in selling, general and administrative expense line item in the Consolidated Income Statements.

Accounting Standards Recently Issued

See Note 2 of Notes to Consolidated Financial Statements for the discussion on recent accounting pronouncements.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations, borrowings under the revolving credit facility, secured and unsecured borrowings, and borrowings under the subsidiary's line of credit. Cash and cash equivalent balance totaled $28.7 million at June 30, 2011, compared to $34.6 million at June 30, 2010, of which $10.9 million and $7.4 million were held outside of the United States as of June 30, 2011 and 2010, respectively. Cash balances are generated and used in many locations throughout the world. Management's intent is to permanently reinvest these funds in our businesses outside the United States to continue to fund growth in our international operations. Furthermore, our current plans do not require repatriation of funds from our international operations to fund its operations in the United States. If these funds were needed in the operations of the United States, we would be required to record and pay significant income taxes to the United States to repatriate these funds. See *Footnote 12 – Income Taxes* in the Notes to the Consolidated Financial Statements for further discussion.

During fiscal 2010, the Company made strategic decisions to increase purchasing activity beyond our immediate needs, in light of known product constraints in multiple vendors' supply chains and to strategically position our inventory levels to accommodate anticipated customer orders as the global macroeconomic environment was improving. As a result, the Company shifted its working capital position from an atypically large cash position in fiscal 2009 to inventory, accounts receivable and trade payables in fiscal 2010. During 2011, the Company continued to experience increased demand and accounts receivable continued to increase. As such, inventory levels were expanded to meet higher demand levels and utilize favorable vendor pricing programs.

The Company's working capital increased to $532.2 million at June 30, 2011 from $437.0 million at June 30, 2010. The $95.2 million increase in working capital was primarily due to increased accounts receivables and inventory balances, partially offset by increased accounts payable, between the two periods in order to accommodate the record sales volumes achieved in fiscal 2011. As of June 30, 2011, there was $26.5 million outstanding on the Company's revolving line of credit. There was no balance on the Company's revolving line of credit facility at June 30, 2010.

The number of days sales in receivables (DSO) was 57 at June 30, 2011, compared to 55 days at June 30, 2010 and 56 days at March 31, 2011. The CDC acquisition attributed approximately half a day increase in the DSO for the period along with a slightly less favorable mix of customers with longer terms of sales.

Inventory turnover decreased to 6.1 times in the current fiscal year versus 6.4 times in the comparative prior year period. This decrease in turns was largely the function of higher average inventory balances carried during the fiscal year ended June 30, 2011, due to increased demand and capitalization on favorable inventory pricing programs offered by our vendors.

In the current year, significant net income growth, partially offset by increased working capital, drove $10.7 million of cash provided by operating activities. In the prior year, cash used in operating activities was $78.2 million, primarily the result of significant working capital outlays on inventories to accommodate anticipated demand as the economy was emerging out of recession.

Cash used in investing activities for the twelve months ended June 30, 2011 was $51.1 million, compared to $15.6 million used in the prior year. This increase was largely attributed to the Company's acquisition of CDC, for which we made an initial, cash payment of $36.2 million, net of cash acquired, on April 15, 2011. According to the Share Purchase and Sale Agreement, cash payments to the previous shareholders of CDC will be made annually starting on August 31, 2011 and will continue until 2015. Additionally, the Company spent an incremental $9.3 million on capital expenditures over the prior year, the majority of which is related to the implementation of a new ERP system. The implementation is expected to be phased-in over the next few years. We have spent approximately $18.5 million on implementation of the new ERP system as of June 30, 2011. The expected cash flow impact of this project will be in the range of $8 to $15 million in fiscal 2012 and $4 to $5 million in fiscal 2013. We expect total expense for the project to be within $30.5 to $38.5 million, which includes cost of internal personnel and outside consultants. These costs will be financed using cash flow from operations and the revolving credit facility.

In the current fiscal year, cash provided by financing activities amounted to $33.7 million, in comparison to $1.3 million in the prior year. The increase is attributable to the exercise of stock options, coupled with increased borrowings on the $250 million revolving credit facility to finance the acquisition of CDC and the ERP project.

In the trailing twelve months, we have increased net borrowings on the $250 million revolving credit facility. We had $26.5 million outstanding at June 30, 2011 versus no borrowings outstanding at June 30, 2010. The average daily balance on the revolving credit facility was $14.2 million throughout the current year versus $1.4 million in the prior year. Timing of vendor payments may cause temporary spikes in borrowings. Additionally, these borrowings are generally repaid as soon as cash flow permits. Interest expense associated with these borrowings and the average outstanding daily debt are disclosed in more detail in the discussion of Total Other Expense (Income) and the Return on Invested Capital (ROIC) calculation presented earlier in this MD&A.

On a gross basis, we borrowed $769.5 million and repaid $743.9 million on the $250 million revolving credit facility in fiscal 2011. The $0.9 million difference between the $25.6 million net cash flows on the facility and the ending balance of $26.5 million is due to translating the euro denominated borrowings and repayments at the average exchange rate each month and the ending euro denominated balance at the period ending spot rate. In the prior year, we borrowed $141.9 million and repaid the same amount, with no outstanding balance at June 30, 2010.

In addition to our domestic revolving credit facility, we have €6.0 million secured revolving credit facility utilized by our European operations which bears interest at the 30 day Euro Interbank Offered Rate ("EURIBOR") plus a spread of 1.25% per annum. At June 30, 2011, there was $3.2 million outstanding and no balance at June 30, 2010. This facility is secured by the assets of our European operations and is guaranteed by Scan*Source*, Inc.

On April 8, 2011, the Company entered into an amendment and waiver to its $250 million revolving credit facility to allow for the acquisition of CDC Brasil Distribuidora LTDA mentioned below. In addition this amendment allows for greater flexibility in the credit facility's covenants for future acquisitions by modifying the proposed consideration threshold for permitted acquisitions, subject to certain conditions as well as increased intercompany lending capabilities.

On April 15, 2011, the Company, through its wholly-owned subsidiary, ScanSource do Brasil Participações LTDA completed its acquisition of all of the shares of CDC, pursuant to a Share Purchase and Sale Agreement dated April 7, 2011. The purchase price was paid with an initial payment of $36.2 million, net of cash acquired, assumption of working capital payables and debt, and variable annual payments through 2015 based on CDCs annual financial results. Future earnout payments will be funded by cash on hand and our existing revolving credit facility.

On January 2, 2008, we entered into a $25 million promissory note with a financial institution. This note payable accrues interest on the unpaid balance at a rate per annum equal to the 30 day LIBOR plus 0.65% and matures on September 28, 2012. The terms of the note payable allow for payments to be due and payable in consecutive monthly payment terms of accrued interest only, commencing on January 31, 2008, and continuing on the last day of each month thereafter until fully re-paid. This note may be prepaid in whole or in part at any time without penalty. Under the terms of the note, the Company has agreed not to encumber its headquarters' property, except as permitted by the lender. As of June 30, 2011, we were in compliance with all covenants under this note payable.

On January 4, 2008, the Company entered into an interest rate swap with a notional amount of $25 million and designated this instrument as a cash flow hedge of our exposure to variability in future cash flows associated with this note payable. Under the terms of the swap, the Company pays a fixed rate of 3.65% plus a fixed spread of 0.65% on the $25 million notional amount and receives payments from a counterparty based on 30 day LIBOR plus a fixed spread of 0.65% for a term ending on September 28, 2011.

On September 28, 2007, the Company entered into a $250 million multi-currency revolving credit facility with a syndicate of banks that matures on September 28, 2012. This revolving credit facility has a $50 million accordion feature that allows the Company to increase the availability to $300 million, subject to obtaining commitments for the incremental capacity from existing or new lenders. The facility is guaranteed by the Company and certain of its subsidiaries and is secured by substantially all of the domestic assets of the Company and its domestic subsidiaries. The facility bears interest at a rate equal to a spread over the applicable LIBOR or prime rate, as chosen by the Company. This spread is dependent on the Company's ratio of funded debt to EBITDA (as defined in the credit facility) and ranges from 0.50% to 1.25% for LIBOR-based loans, and from 0.00% to 0.25% for prime rate-based loans. The spread in effect as of June 30, 2011 was 0.50% for LIBOR-based loans and 0.00% for prime rate-based loans. This agreement subjects the Company to certain financial covenants, including minimum fixed charge and leverage ratio covenants. The agreement also has certain restrictive covenants that, among other things, place limitations on the payment of cash dividends. In October 2009, it was determined that the Company was not in compliance with a specific intercompany loan covenant within the agreement since June 30, 2008. This default was due to a technical misunderstanding of the underlying legal agreement which was immediately waived and the agreement was amended to allow for such transactions in the future. The Company determined that revisions to prior period financial statements were not necessary. The Company was in compliance with all covenants under the credit facility as of June 30, 2011. To the extent that we have outstanding standby letters of credits, the outstanding amounts reduce the credit facility's available borrowings. There were no outstanding standby letters of credit as of June 30, 2011 or 2010. As of June 30, 2011, there were $26.5 million outstanding on this facility, leaving $223.5 million available for additional borrowings. As of June 30, 2010, there were no borrowings outstanding, leaving $250 million available for additional borrowings.

On August 1, 2007, the Company entered into an agreement with the State of Mississippi in order to provide financing for the acquisition and installation of certain equipment to be utilized at the Company's Southaven, Mississippi distribution facility, through the issuance of an industrial development revenue bond. The bond matures on September 1, 2032 and accrues interest at the 30-day LIBOR rate plus a spread of 0.85%. The terms of the bond allow for payment of interest only for the first 10 years of the agreement, and then, starting on September 1, 2018 through 2032, principal and interest payments are due until the maturity date or the redemption of the bond. The outstanding balance on this facility was $5.4 million as of June 30, 2011, and the effective interest rate was 1.0%. The Company was in compliance with all covenants associated with this agreement as of June 30, 2011.

The Company believes that its existing sources of liquidity, including cash resources and cash provided by operating activities, supplemented as necessary with funds under the Company's credit agreements, will provide sufficient resources to meet the Company's present and future working capital and cash requirements for at least the next twelve months.

Commitments

At June 30, 2011, the Company had contractual obligations in the form of non-cancelable operating leases and debt, including interest payments (See Notes 7 and 13 of Notes to the Consolidated Financial Statements) as follows:

	Payments Due by Period				
	Total	**Year 1**	**Years 2-3**	**Years 4-5**	**Greater than 5 Years**
			(in thousands)		
Contractual Obligations					
Principal debt payments	$60,106	$3,164	$51,513	$ -	$5,429
Non-cancelable operating leases[1]	19,389	4,816	7,311	4,737	2,525
Other[2]	-	-	-	-	-
Total obligations	**$79,495**	**$7,980**	**$58,824**	**$4,737**	**$7,954**

(1) Amounts to be paid in future periods for real estate taxes, insurance, and other operating expenses applicable to the properties pursuant to the respective operating leases have been excluded from the table above as the amounts payable in future periods are generally not specified in the lease agreements and are dependent upon amounts which are not known at this time. Such amounts were not material in the current fiscal year.

(2) Amounts totaling $12.9 million of deferred compensation which are included in current and other non-current liabilities in our Consolidated Balance Sheet as of June 30, 2011 have been excluded from the table above due to the uncertainty of the timing of the payment of these obligations, which are generally at the discretion of the individual employees or upon death of the former employee, respectively.

In fiscal 2010, we began devoting resources to the implementation of a global ERP system. We have spent approximately $18.5 million on implementation of the new ERP system as of June 30, 2011. The expected cash flow impact of this project will be in the range of $8 to $15 million in fiscal 2012 and $4 to $5 million in fiscal 2013. We expect total expense for the project to be within $30.5 to $38.5 million, which includes cost of internal personnel and outside consultants. These costs will be financed using cash flow from operations and the revolving credit facility.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk.

The Company's principal exposure to changes in financial market conditions in the normal course of its business is a result of its selective use of bank debt and transacting business in foreign currencies in connection with its foreign operations.

Interest Rate Risk

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include revolving credit facilities with a group of banks used to maintain liquidity and fund the Company's business operations. The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. A hypothetical 100 basis point increase or decrease in interest rates on borrowings on the Company's revolving credit facility, variable rate long term debt and subsidiary line of credit for the fiscal year ended June 30, 2011 would have resulted in a less than $0.1 million increase or decrease, respectively, in pre-tax income for the period.

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of an interest rate swap designated as a cash flow hedge to minimize the significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's use of derivative instruments has the potential to expose the Company to certain market risks including the possibility of (1) the Company's hedging activities not being as effective as anticipated in reducing the volatility of the Company's cash flows, (2) the counterparty not performing its obligations under the applicable hedging arrangement, (3) the hedging arrangement being imperfect or ineffective, or (4) the terms of the swap or associated debt may change. The Company seeks to lessen such risks by having established a policy to identify, control, and manage market risks which may arise from changes in interest rates, as well as limiting its counterparties to major financial institutions.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency risks that arise from its foreign operations in Canada, Mexico, Brazil and Europe. These risks include the translation of local currency balances of foreign subsidiaries, inter-company loans with foreign subsidiaries and transactions denominated in non-functional currencies. These risks may change over time as business practices evolve and could have a material impact on the Company's financial results in the future. In the normal course of business, foreign exchange risk is managed by using foreign currency forward contracts to hedge these exposures, as well as balance sheet netting of exposures. The Company's Board of Directors has approved a foreign exchange hedging policy to minimize foreign currency exposure. The Company's policy is to utilize financial instruments to reduce risks where internal netting cannot be effectively employed and not to enter into foreign currency derivative instruments for speculative or trading purposes. The Company monitors its risk associated with the volatility of certain foreign currencies against its functional currencies and enters into foreign exchange derivative contracts to minimize short-term currency risks on cash flows. These positions are based upon our forecasted purchases and sales denominated in certain foreign currencies. The Company continually evaluates foreign exchange risk and may enter into foreign exchange transactions in accordance with its policy. Actual variances from these forecasted transactions can adversely impact foreign exchange results. Foreign currency gains and losses are included in other expense (income).

The Company has elected not to designate its foreign currency contracts as hedging instruments, and therefore, the instruments are marked to market with changes in their values recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily in British Pounds, Euros, Mexican Pesos, Brazilian Real and Canadian Dollars. At June 30, 2011, the fair value of the Company's currency forward contracts outstanding was a net payable of less than $0.1 million. The Company does not utilize financial instruments for trading or other speculative purposes.

ITEM 8. Financial Statements and Supplementary Data.

Index to Financial Statements

All schedules and exhibits not included are not applicable, not required or would contain information which is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ScanSource, Inc.

We have audited the accompanying consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2011 and 2010, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ScanSource, Inc. and subsidiaries at June 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ScanSource, Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina
August 29, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of ScanSource, Inc.

We have audited ScanSource, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ScanSource, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CDC Brazil, which is included in the 2011 consolidated financial statements of ScanSource, Inc. and subsidiaries and constituted 10.1% and 3.1% of total and net assets, respectively, as of June 30, 2011 and 1.1% and 0.9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of ScanSource, Inc. also did not include an evaluation of the internal control over financial reporting of CDC Brazil.

In our opinion, ScanSource, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ScanSource, Inc. and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2011 of ScanSource, Inc. and subsidiaries and our report dated August 29, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greenville, South Carolina
August 29, 2011

Scan*Source*, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for share information)

	June 30, 2011	June 30, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 28,747	$ 34,605
Accounts receivable, less allowance of $26,562 at June 30, 2011 and $21,907 at June 30, 2010	**462,102**	357,749
Inventories	**467,350**	346,610
Prepaid expenses and other assets	**35,421**	16,762
Deferred income taxes	**15,894**	12,066
Total current assets	**1,009,514**	767,792
Property and equipment, net	**36,819**	23,528
Goodwill	**59,090**	33,785
Other assets, including identifiable intangible assets	**76,765**	34,645
Total assets	**$1,182,188**	$859,750
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ -	$ -
Short-term borrowings	**3,164**	-
Current portion of contingent consideration	**2,398**	-
Accounts payable	**406,453**	287,864
Accrued expenses and other liabilities	**60,157**	35,027
Income taxes payable	**5,175**	7,948
Total current liabilities	**477,347**	330,839
Long-term debt	**30,429**	30,429
Borrowings under revolving credit facility	**26,513**	-
Long-term portion of contingent consideration	**21,396**	-
Other long-term liabilities	**39,109**	11,631
Total liabilities	**594,794**	372,899
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 3,000,000 shares authorized, none issued	-	-
Common stock, no par value; 45,000,000 shares authorized, 27,109,932 and 26,703,038 shares issued and outstanding at June 30, 2011 and June 30, 2010, respectively	**123,608**	111,951
Retained earnings	**460,157**	386,634
Accumulated other comprehensive (loss) income	**3,629**	(11,734)
Total shareholders' equity	**587,394**	486,851
Total liabilities and shareholders' equity	**$1,182,188**	$859,750

See accompanying notes to consolidated financial statements

Scan*Source*, Inc. and Subsidiaries
Consolidated Income Statements
Years Ended June 30, 2011, 2010, and 2009
(in thousands, except per share data)

	2011	2010	2009
Net sales	**$2,666,531**	$2,114,979	$1,847,969
Cost of goods sold	**2,392,224**	1,896,052	1,639,121
Gross profit	**274,307**	218,927	208,848
Selling, general and administrative expenses	**161,198**	143,151	134,730
Operating income	**113,109**	75,776	74,118
Interest expense	**1,723**	1,472	2,176
Interest income	**(1,212)**	(1,387)	(1,405)
Other expense (income), net	**712**	(50)	(2,307)
Income before income taxes	**111,886**	75,741	75,654
Provision for income taxes	**38,363**	26,929	27,966
Net income	**$ 73,523**	$ 48,812	$ 47,688
Per share data:			
Net income per common share, basic	**$ 2.74**	$ 1.83	$ 1.80
Weighted-average shares outstanding, basic	**26,872**	26,605	26,445
Net income per common share, diluted	**$ 2.70**	$ 1.82	$ 1.79
Weighted-average shares outstanding, diluted	**27,246**	26,869	26,588

See accompanying notes to consolidated financial statements

ScanSource, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended June 30, 2011, 2010, and 2009
(in thousands, except per share data)

	Common Stock (Shares)	Common Stock (Amount)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at June 30, 2008	26,349,520	$ 96,097	$290,134	$ 9,522	$395,753
Comprehensive Income:					
Net income	-	-	47,688	-	47,688
Unrealized loss on hedged transaction, net of tax of $476	-	-	-	(821)	(821)
Foreign currency translation adjustment	-	-	-	(5,538)	(5,538)
Total comprehensive income					41,329
Exercise of stock options and shares issued under share-based compensation plans	216,350	2,077	-	-	2,077
Share based compensation	-	4,738	-	-	4,738
Tax benefit of deductible compensation arising from exercise of stock options	-	1,549	-	-	1,549
Balance at June 30, 2009	26,565,870	$104,461	$337,822	$ 3,163	$445,446
Comprehensive Income:					
Net income	-	-	48,812	-	48,812
Unrealized gain on hedged transaction, net of tax of $85	-	-	-	148	148
Foreign currency translation adjustment	-	-	-	(15,045)	(15,045)
Total comprehensive income					33,915
Exercise of stock options and shares issued under share-based compensation plans, net of shares withheld for employer taxes	137,168	1,095	-	-	1,095
Share based compensation	-	6,168	-	-	6,168
Tax benefit of deductible compensation arising from exercise or vesting of share based payment arrangements	-	227	-	-	227
Balance at June 30, 2010	26,703,038	$111,951	$386,634	($ 11,734)	$486,851
Comprehensive Income:					
Net income	-	-	73,523	-	73,523
Unrealized gain on hedged transaction, net of tax of $272	-	-	-	468	468
Foreign currency translation adjustment	-	-	-	14,895	14,895
Total comprehensive income					88,886
Exercise of stock options and shares issued under share-based compensation plans, net of shares withheld for employer taxes	406,894	6,373	-	-	6,373
Share based compensation	-	5,081	-	-	5,081
Tax benefit of deductible compensation arising from exercise or vesting of share based payment arrangements	-	203	-	-	203
Balance at June 30, 2011	27,109,932	$123,608	460,157	3,629	587,394

See accompanying notes to consolidated financial statements

Scan*Source*, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended June 30, 2011, 2010, and 2009
(in thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	**$ 73,523**	$ 48,812	$ 47,688
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**6,662**	6,064	6,781
Allowance for accounts and notes receivable	**7,488**	10,854	6,404
Share-based compensation and restricted stock	**4,877**	6,065	4,738
Asset impairment	**-**	-	191
Deferred income taxes	**(1,431)**	(4,658)	1,763
Excess tax benefits from share-based payment arrangements	**(203)**	(227)	(1,549)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	**(77,305)**	(79,145)	54,186
Inventories	**(79,654)**	(133,492)	58,929
Prepaid expenses and other assets	**(17,392)**	884	(2,145)
Other noncurrent assets	**(10,279)**	(2,660)	(212)
Accounts payable	**78,298**	57,977	(32,267)
Accrued expenses and other liabilities	**30,932**	6,876	(2,173)
Income taxes payable	**(4,828)**	4,486	916
Net cash provided by (used in) operating activities	**10,688**	(78,164)	143,250
Cash flows from investing activities:			
Capital expenditures	**(14,869)**	(5,606)	(3,655)
Net proceeds from sale of property and equipment	**-**	-	1,158
Cash paid for business acquisitions, net of cash acquired	**(36,228)**	(9,994)	-
Net cash provided by (used in) investing activities	**(51,097)**	(15,600)	(2,497)
Cash flows from financing activities:			
Increases (decreases) in short-term borrowings, net	**1,706**	-	(6,564)
Borrowings (repayments) on revolving credit, net of expenses	**25,376**	-	(26,141)
Exercise of stock options	**6,372**	1,095	2,077
Excess tax benefits from share-based payment arrangements	**203**	227	1,549
Borrowings (repayments) on long-term debt	**-**	-	853
Net cash provided by (used in) financing activities	**33,657**	1,322	(28,226)
Effect of exchange rate changes on cash and cash equivalents	**894**	(617)	(87)
Increase (decrease) in cash and cash equivalents	**(5,858)**	(93,059)	112,440
Cash and cash equivalents at beginning of period	**34,605**	127,664	15,224
Cash and cash equivalents at end of period	**$ 28,747**	$ 34,605	$127,664
Supplemental disclosure of cash flow information:			
Interest paid during the year	**$ 1,705**	$ 1,391	$ 2,308
Income taxes paid during the year	**$ 43,233**	$ 23,210	$ 30,379

See accompanying notes to consolidated financial statements

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2011

(1) Organization and Basis of Presentation

Business Description

Scan*Source*, Inc. (the "Company") is a leading wholesale distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two geographic distribution segments: one serving North America from the Southaven, Mississippi distribution center, and an international segment currently serving Latin America and Europe from distribution centers located in Florida, Mexico and Brazil, and in Belgium and Germany, respectively. The North American distribution segment markets automatic identification and data capture ("AIDC") and point-of-sale ("POS") products through its Scan*Source* POS and Barcoding sales unit; voice, data and converged communications equipment through its Catalyst *Telecom* sales unit; video conferencing, telephony, and communications products through its Scan*Source* Communications unit; and electronic security products and wireless infrastructure products through its Scan*Source* Security Distribution unit. The international distribution segment markets AIDC, POS, communications and security products as follows: Scan*Source* Latin America markets AIDC, POS, communications and security products. Scan*Source* Europe markets AIDC and POS products, while communication products are marketed through its Scan*Source* Communications sales unit in Europe.

In the quarter ended December 31, 2009, the Company established a new entity, Scan*Source* Communications GmbH, that acquired substantially all of the assets and certain liabilities of Algol Europe, GmbH ("Algol"), as a value-add distributor specializing in convergence communications solutions. The purchase transaction closed on November 30, 2009. Algol, headquartered in Cologne, Germany, has joined Scan*Source* Communications UK as part of Scan*Source* Communications Europe.

On April 15, 2011, the Company purchased all of the shares of CDC Brasil S.A. ("CDC"), formerly known as CDC Brasil Distribuidora LTDA. CDC is the leading POS and Barcoding distributor in Brazil. The share purchase transaction was completed on April 15, 2011. CDC, headquartered in Curitiba, Brazil, is now included under the Scan*Source* Latin America operating unit.

(2) Summary of Significant Accounting Policies

Consolidation Policy

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the allowance for uncollectible accounts receivable and inventory reserves. Management bases its estimates on assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, management believes that its estimates, including those for the above described items, are reasonable and that the actual results will not vary significantly from the estimated amounts.

The following significant accounting policies relate to the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements:

(a) Allowances for Trade and Notes Receivable

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers' failure to make payments on accounts receivable due to the Company.

Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience, (2) aging of the accounts receivable and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers. If the financial condition of the Company's customers were to deteriorate and reduce the ability of the Company's customers to make payments on their accounts, the Company may be required to increase its allowance by recording additional bad debt expense. Likewise, should the financial condition of the Company's customers improve and result in payments or settlements of previously reserved amounts, the Company may be required to record a reduction in bad debt expense to reverse the recorded allowance. A provision for estimated losses on returns and allowances is recorded on historical experience.

(b) Inventory Reserves

Management determines the inventory reserves required to reduce inventories to the lower of cost or market based principally on the effects of technological changes, quantities of goods on hand, and other factors. An estimate is made of the market value, less cost to dispose, of products whose value is determined to be impaired. If these products are ultimately sold at less than estimated amounts, additional reserves may be required. The estimates used to calculate these reserves are applied consistently. The adjustments are recorded in the period in which the loss of utility of the inventory occurs, which establishes a new cost basis for the inventory. This new cost basis is maintained until such time that the reserved inventory is disposed of, returned to the vendor or sold. To the extent that specifically reserved inventory is sold, cost of goods sold is expensed for the new cost basis of the inventory sold.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying Consolidated Financial Statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains three zero-balance, disbursement accounts at separate financial institutions in which the Company does not maintain significant depository relationships. Due to the nature of the Company's banking relationships with these institutions, the Company does not have the right to offset most if not all outstanding checks written from these accounts against cash on hand. Checks released but not yet cleared from these accounts in the amounts of $73.6 million and $62.7 million are classified to accounts payable as of June 30, 2011 and June 30, 2010, respectively.

Concentration of Credit Risk

The Company sells its products to a large base of value-added resellers throughout North America, Latin America and Europe. The Company performs ongoing credit evaluations of its customers' financial condition. In certain cases, the Company will accept tangible assets as collateral to increase the trade credit of its customers. No single customer accounted for more than 5% of the Company's net sales for fiscal 2011, 2010, or 2009.

The Company has established arrangements with certain customers for longer term financing. The Company accounts for these arrangements by recording them at their historical cost less specific allowances at balance sheet dates. Interest income is recognized in the period earned and is recorded as interest income in the Consolidated Income Statement.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company maintains its cash with high credit quality financial institutions. At times, such investments may be in excess of FDIC insurance limits.

Derivative Financial Instruments

The Company uses derivative instruments to manage certain exposures related to foreign currency as well as changes in interest rates as a result of our borrowing activities. We record all derivative instruments as either assets or liabilities in the balance sheet at fair value. The Company currently does not use derivative financial instruments for trading or speculative purposes.

The Company's foreign currency exposure results from purchasing and selling internationally in several foreign currencies. In addition, the Company has foreign currency risk related to debt that is denominated in currencies other than the U.S. Dollar. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments or multi-currency borrowings. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items. Derivative financial instruments related to foreign currency exposure are accounted for on an accrual basis with gains or losses on these contracts recorded in income in the period in which their value changes, with the offsetting entry for unsettled positions reflected in either other assets or other liabilities. These contracts are generally for a duration of 90 days or less. The Company has elected not to designate its foreign currency contracts as hedging instruments. They are, therefore, marked-to-market with changes in their fair value recorded in the Consolidated Income Statement each period. The underlying exposures are denominated primarily by British Pounds, Euros, Mexican Pesos, Brazilian Real and Canadian Dollars.

During the fiscal year ended June 30, 2008, the Company entered into an interest rate swap and designated this instrument as a hedge of the cash flows on certain variable rate debt. To the extent the derivative instrument is effective in offsetting the variability of the hedged cash flows, changes in the fair value of the derivative instrument will not be included in current earnings, but will be reported as other comprehensive income (loss). The ineffective portion, if any, will be recorded as an adjustment to earnings.

Investments

The Company has investments that are held in a grantor trust formed by the Company related to the Scan*Source*, Inc. Nonqualified Deferred Compensation Plan and Founder's Supplemental Executive Retirement Plan ("SERP"). The Company has classified these investments as trading securities and they are recorded at fair market value with unrealized gains and losses included in the accompanying Consolidated Income Statements. The Company's obligations under this deferred compensation plan change in concert with the performance of the investments. The fair value of these investments and the corresponding deferred compensation obligation was $12.9 million and $8.1 million as of June 30, 2011 and June 30, 2010, respectively. These investments are classified as either current assets or other non-current assets in the Consolidated Balance Sheets depending on the timing of planned disbursements. The deferred compensation obligation is classified either within current liabilities or other long-term liabilities as well. The amounts of these investments classified as current assets with corresponding current liabilities were $3.1 million and $1.1 million at June 30, 2011 and June 30, 2010, respectively.

Inventories

Inventories (consisting entirely of finished goods) are stated at the lower of cost (first-in, first-out method) or market.

Vendor Programs

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other incentive agreements. These incentives are generally under quarterly, semi-annual or annual agreements with the vendors. Some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed between the Company and the vendor. Vendors generally require that we use their cooperative advertising allowances exclusively for advertising or other marketing programs. Incentives received from vendors for specifically identified incremental cooperative advertising programs are recorded as adjustments to selling, general and administrative expenses. The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605 – *Revenue Recognition*, addresses accounting by a customer (including a reseller) for certain consideration received from a vendor. This guidance requires that the portion of these vendor funds in excess of our costs be reflected as a reduction of inventory. Such funds are recognized as a reduction of the cost of products sold when the related inventory is sold.

The Company records unrestricted volume rebates received as a reduction of inventory and as a reduction of the cost of goods sold when the related inventory is sold. Amounts received or receivables from vendors that are not yet earned are deferred in the Consolidated Balance Sheets. In addition, the Company may receive early payment discounts from certain vendors. The Company records early payment discounts received as a reduction of inventory and recognizes the discount as a reduction of cost of goods sold when the related inventory is sold. ASC 605 requires management to make certain estimates of the amounts of vendor incentives that will be received. Actual recognition of the vendor consideration may vary from management estimates based on actual results.

Vendor Concentration

The Company sells products from many suppliers, however, sales from products supplied by Motorola and Avaya each constituted more than 10% of the Company's net sales for years ended June 30, 2011, 2010 and 2009, respectively.

Product Warranty

The Company's vendors generally provide a warranty on the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. In one product line, the Company offers a self-branded warranty program, in which Management has determined that the Company is the primary obligor of these programs. The Company purchases contracts from unrelated third parties, generally the original equipment manufacturers, to fulfill any obligation to service or replace defective product claimed on these warranty programs. As such, the Company has not recorded a provision for estimated service warranty costs. For all other product lines, the Company does not independently provide a warranty on the products it distributes; however, to maintain customer relations, the Company facilitates returns of defective products from the Company's customers by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 10 years for furniture, equipment and computer software, 40 years for buildings and 15 years for building improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. In fiscal 2010, the Company began the implementation of a new Enterprise Resource Planning System ("ERP"). The compensation costs of employees associated with this implementation process are capitalized to the construction in process asset related to this project.

Goodwill

The Company accounts for recorded goodwill in accordance with ASC 350, *Goodwill and Other Intangible Assets*, which requires that they are reviewed annually for impairment or more frequently if impairment indicators exist. See Note 6 for a discussion of the annual goodwill impairment test.

Intangible Assets

Intangible assets consist of customer relationships, debt issuance costs, trade names, distributor agreements and non-compete agreements. Customer relationships and distributor agreements are amortized using the straight-line method over their estimated useful lives, which range from 5 to 15 years. Debt issuance costs are amortized over the term of the credit facility.

Trade names are amortized over a period ranging from 1 to 2 years. Non-compete agreements are amortized over their contract life. These assets are included in other assets and are shown in detail in Note 6, "Goodwill and Other Identifiable Intangible Assets".

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. Tests for recoverability of a long-lived asset to be held and used are measured by comparing the carrying amount of the long-lived asset to the sum of the estimated future discounted cash flows expected to be generated by the asset. In estimating the future discounted cash flows we use projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the long-lived asset over its fair value. The Company did not record any material impairment charges for the fiscal years ended June 30, 2011, 2010 and 2009.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable, accrued liabilities, borrowings under the revolving credit facility and subsidiary lines of credit approximate fair value based upon either short maturities or variable interest rates of these instruments. For additional information related to the fair value of derivatives, please see Note 9, "Fair Value of Financial Instruments".

Liability for Contingent Consideration

In addition to the initial cash consideration paid to former CDC shareholders, the Company is obligated to make additional earnout payments throughout 2015 based on a multiple of the subsidiary's pro forma net income as defined in Exhibit 2.1.(b)(2) of the Share Purchase and Sale Agreement by and among the Company's Brazilian subsidiary, the former shareholders and CDC, dated April 7, 2011. Future payments are to be paid in Brazilian currency, the Real. The estimated first earnout payment of $2.4 million is to be made on August 31, 2011 based on the pro forma results of the twelve month period ended June 30, 2011. The remaining earnout payments will become payable in four additional installments on August 31, 2012 – 2014 with the final payment on October 31, 2015. In accordance with ASC Topic 805, the Company determined the fair value of this liability for contingent consideration on the acquisition date using a probability weighted income approach. Each period the Company will reflect the contingent consideration liability at fair value with changes recorded in selling, general and administrative expenses line item in the Consolidated Income Statements.

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when it is probable that a liability is incurred and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

Revenue Recognition

Revenue is recognized once four criteria are met: (1) the Company must have persuasive evidence that an arrangement exists; (2) delivery must occur, which happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed and determinable; and (4) collectability must be reasonably assured. The Company allows its customers to return product for exchange or credit subject to certain limitations. A provision for estimated losses on returns is recorded based on historical experience.

Service revenue associated with configuration and marketing services is recognized when the work is complete and the four criteria discussed above have been substantially met. The Company also distributes third-party service contracts, typically for product maintenance and support. Since the Company acts as an agent on behalf of most of these service contracts sold, revenue is recognized net of cost at the time of sale. However, the Company distributes some self-branded warranty programs and engages a third party (generally the original equipment manufacturer) to cover the fulfillment of any obligations arising from these contracts. These revenues and associated third party costs are amortized over the life of contract and presented in net sales and cost of goods sold, respectively. Service revenue associated with configuration, marketing, service contracts and other services has represented less than 2% of consolidated net sales for fiscal years 2011, 2010 and 2009.

During the fiscal years ended June 30, 2011, 2010 and 2009, the Company has not engaged in any sales transactions involving multiple element arrangements. Had any arrangements with multiple deliverables occurred, The Company would follow the guidance set forth in ASC 605.

Shipping Revenue and Costs

Shipping revenue is included in net sales and related costs are included in cost of goods sold. Shipping revenue for the years ended June 30, 2011, 2010 and 2009 was $11.5 million, $10.2 million and $9.9 million, respectively.

Advertising Costs

The Company defers advertising related costs until the advertising is first run in trade or other publications, or in the case of brochures, until the brochures are printed and available for distribution. Advertising costs, included in marketing costs, after vendor reimbursement, were not significant in any of the three years ended June 30, 2011. Deferred advertising costs at June 30, 2011 and 2010 were not significant.

Foreign Currency

The currency effects of translating the financial statements of the Company's foreign entities that operate in their local currency are included in the cumulative currency translation adjustment component of accumulated other comprehensive loss income. The assets and liabilities of these foreign entities are translated into U.S. Dollars using the exchange rate at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency transactional and re-measurement gains and losses are included in other expense (income) in the Consolidated Income Statements. Such amounts are not significant to any of the periods presented.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes reflect tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are provided against deferred tax assets in accordance with ASC 740, *Accounting for Income Taxes.* Federal income taxes are not assessed on the undistributed earnings of foreign subsidiaries because it has been the practice of the Company to reinvest those earnings in the business outside the United States. See Note 12 for further discussion.

Additionally, The Company maintains reserves for uncertain tax provisions in accordance with ASC 740. See Note 12 for more information.

Share-Based Payments

The Company accounts for share-based compensation using the provisions of ASC 718, *Accounting for Stock Compensation*, which requires the recognition of the fair value of share-based compensation. Share-based compensation is estimated at the grant date based on the fair value of the awards, in accordance with the provisions of ASC 718. Since this compensation cost is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has elected to expense grants of awards with graded vesting on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Comprehensive Income

ASC 220, *Reporting Comprehensive Income*, defines comprehensive income as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries, and unrealized gains and losses on the Company's hedged transactions, net of tax.

Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*. ASC 805 establishes principles and requirements for recognizing the total consideration transferred to and the assets acquired, liabilities assumed and any non-controlling interest in the acquired target in a business combination. ASC 805 also provides guidance for recognizing and measuring goodwill acquired in a business combination and requires the acquirer to disclose information that users may need to evaluate and understand the financial impact of the business combination. See Note 5 for further discussion.

Recent Accounting Pronouncements

Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued Accounting Standard Update ("ASU") 2010-20 which updated the existing guidance regarding disclosures of financing receivables and the related allowance recorded against financing receivables, ASC 310. This revised guidance requires companies to disclose additional information in order to help financial statement users evaluate the following: 1) the nature of credit risk inherent in the entity's portfolio of financing receivables, 2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and 3) the changes and reasons for those changes in the allowance for credit losses.

This accounting update requires two types of disclosures: 1) disclosures as of the end of a reporting period and 2) disclosures about activity that occurs during a reporting period.

Disclosures required as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance as it relates to period ending disclosures on October 1, 2010. The adoption of this guidance did not have an impact on the Company's Consolidated Financial Statements.

Disclosures required about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the guidance as it relates to periodic activity on January 1, 2011. The adoption of this guidance did not have an impact on the Company's Consolidated Financial Statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. The amendments in this update are the result of the work of the FASB and the IASB to develop common requirements for measuring fair value and for disclosing information about fair value measurements. The amendment becomes effective for interim and annual periods beginning after December 15, 2011, which will be the third quarter of fiscal 2012 for the Company. The Company is currently assessing the future impact of this ASU to its Consolidated Financial Statements.

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. The objective of this update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update will become effective for interim and annual periods beginning after December 15, 2011, which will be the third quarter of fiscal 2012 for the Company. The update will eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, which is the Company's current practice. Additionally, the update will require companies to present all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company is currently determining which method of presentation will be used in future filings.

SCANSOURCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2011

(3) Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted-average number of common and potential common shares outstanding.

	Net Income	Shares	Per Share Amount
	(in thousands, except per share data)		
Fiscal Year Ended June 30, 2011:			
Net income per common share, basic	**$73,523**	**26,872**	**2.74**
Effect of dilutive stock options	**-**	**374**	
Net income per common share, assuming dilution	**$73,523**	**27,246**	**2.70**
Fiscal Year Ended June 30, 2010:			
Net income per common share, basic	$48,812	26,605	$1.83
Effect of dilutive stock options	-	264	
Net income per common share, assuming dilution	$48,812	26,869	$1.82
Fiscal Year Ended June 30, 2009:			
Net income per common share, basic	$47,688	26,445	$1.80
Effect of dilutive stock options	-	143	
Net income per common share, assuming dilution	$47,688	26,588	$1.79

For the years ended June 30, 2011, 2010 and 2009, there were 947,000, 1,208,000 and 1,474,000 weighted average shares, respectively, excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

(4) Property and Equipment

Property and equipment is comprised of the following:

	June 30,	
	2011	2010
	(in thousands)	
Land	**$ 3,009**	$ 3,009
Buildings and leasehold improvements	**16,029**	15,845
Computer software and equipment	**14,270**	13,139
Furniture, fixtures and equipment	**15,847**	17,240
Construction in Progress	**18,738**	4,526
	67,893	53,759
Less accumulated depreciation	**(31,074)**	(30,231)
	$ 36,819	$ 23,528

During the fiscal year ended June 30, 2011, the increase in gross fixed assets from prior year is largely related to capital expenditures for a new global Enterprise Resource Planning ("ERP") system that is currently under development, in addition to additional fixed assets acquired with CDC.

Depreciation expense was $3.7 million, $4.1 million, and $4.2 million, respectively, for the fiscal years ended 2011, 2010, and 2009.

(5) Acquisitions

Algol Europe, GmbH

On November 30, 2009, the Company acquired substantially all of the assets and certain liabilities of Algol Europe, GmbH ("Algol"). Algol, now a part of Scan*Source* Communications in the international distribution segment, is a value-added distributor of specialty technologies, including voice, data, and video communication products located in Cologne, Germany. This acquisition significantly expanded the footprint of the Scan*Source* Communications sales unit outside of the United Kingdom and is part of the Company's strategy to become a pan-European distributor of communication products. The purchase price of this acquisition was allocated to the assets acquired and the liabilities assumed based on their estimated fair values on the transaction date, resulting in goodwill and identifiable intangible assets related to non-compete agreements, distributor agreements and customer relationships as of November 30, 2009. These amounts were recorded in the international segment. All professional fees and other costs associated with the acquisition of Algol's assets were expensed as incurred. The purchase price, identified intangibles and goodwill as of the acquisition date were as follows:

	Purchase price	Goodwill	Identifiable intangible assets
		(in thousands)	
Algol Europe, GmbH	$9,965	$712	$2,287

CDC Brasil, S.A.

On April 15, 2011, the Company, through its wholly-owned subsidiary, ScanSource do Brasil Participações LTDA, completed its acquisition of 100% of the shares of CDC Brasil S.A., formerly known as CDC Brasil Distribuidora LTDA, Brazil's leading distributor of AIDC and point-of-sale solutions. CDC was a privately-held, value-added distributor that sells only to resellers. This acquisition gives the Company an established presence in South America's largest specialty technology market and will allow the Company to more easily scale its South American operations.

The business valuation for the Company is incomplete as of the date of this filing. As such, the value assigned to identifiable intangible assets, the liability for the contingent consideration transferred to the sellers and goodwill are subject to change within the measurement period set forth in ASC 805.

In 2011, the Company incurred approximately $1.1 million of acquisition-related costs, primarily for professional fees incurred for due diligence, legal advice and tax planning. These costs are included in selling, general and administrative expenses in the Company's 2011 Consolidated Income Statement.

Under the Share Purchase and Sale Agreement, the Company structured the purchase transaction as an all cash share purchase with an initial payment of $36.2 million, net of cash acquired, and assumed working capital payables and debt at closing. The remaining purchase price will be paid in annual cash installments based upon the financial performance of CDC for the twelve month periods ended on June 30 from 2011 through 2015. At the acquisition date, the Company recorded the preliminary fair value of the contingent consideration at $24 million. As the valuation of the business is still in process, this amount is subject to change with a corresponding adjustment to goodwill.

The estimated fair value of the liability for the contingent consideration recognized at June 30, 2011 was $23.8 million, of which an estimated $2.4 million is expected to be paid on August 31, 2011. The amount to be paid currently is recorded as "current portion of contingent consideration" in the Company's Consolidated Balance Sheet as of June 30, 2011. The U.S. dollar amounts of actual disbursements made in conjunction with future earnout payments are subject to change as the liability is denominated in Brazilian Real and subject to foreign exchange fluctuation risk. The remaining balance of $21.4 million is recorded in the "long-term portion of contingent consideration" line item on the Company's Consolidated Balance Sheet as of June 30, 2011. As the Company has not finalized its valuation of the contingent consideration, goodwill and the estimated fair value of the liability are subject to change in future filings within the purchase accounting measurement period as set forth in ASC 805. Although there is no contractual limit, total future, undiscounted contingent consideration payments can range between $2.4 million, which is the portion to be paid in August 2011, up to $52.1 million, based on the Company's best estimate as the earnout is based on a multiple of adjusted earnings as defined in the Share Purchase and Sale Agreement.

Also in accordance with ASC 805, the Company will revalue the contingent consideration liability driven by the earnout at each reporting date through the last payment with changes in the fair value of the contingent consideration reflected in the "Selling, general and administrative expenses" line item on the Company's Consolidated Income Statement. The fair value of the contingent consideration liability associated with future earnout payments is based on several factors, including:

- estimated future results, net of pro forma adjustments;
- the probability of achieving these results; and
- a discount rate reflective of the Company's creditworthiness and market risk premium associated with the Brazilian market.

The change in fair value of the contingent consideration recognized in the Consolidated Financial Statements for the year ended June 30, 2011 was income of $0.2 million.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition for CDC and were recorded to the Company's international reporting segment:

	April 15, 2011	
Consideration	*(in thousands)*	
Initial cash payment, net of cash acquired	$ 36,228	
Fair value of earnout obligation	23,952	
Total consideration		$60,180
Recognized amounts of identifiable assets acquired and liabilities assumed		
Accounts receivable, net of allowance	21,378	
Inventories	30,560	
Prepaid expenses and other assets	3,575	
Deferred income taxes	1,409	
Property and equipment, net	1,741	
Intangible assets	18,327	
Other assets	16,013	
Short-term borrowings	(1,277)	
Accounts payable	(34,006)	
Accrued expenses and other liabilities	(3,896)	
Income taxes payable	(2,097)	
Other long-term liabilities	(16,190)	
Total identifiable net assets		35,537
Goodwill		$24,643

The Company used a combination of the market, cost and income approaches to estimate the fair values of the CDC's assets acquired and liabilities assumed.

The Company included an estimated $14.1 million in other long-term liabilities for contingent, indemnification liabilities for provincial and local tax liabilities that were identified in the Company's due diligence process. The Company is able to record equal and offsetting indemnification assets in other assets as the contingencies were escrowed in the Share Purchase and Sale Agreement. As part of the initial payment, the sellers placed $27.4 million into a special and exclusive bank account to be released according to the specifications of the Share Purchase and Sale Agreement to provide for potential indemnification liabilities. However, indemnity claims can be made up to the purchase price. The estimated undiscounted range of indemnification assets and corresponding contingent liabilities is between $5.1 million and $22.9 million.

CDC contributed revenues of approximately $29.6 million and net income of $0.7 million for the period of April 15, 2011 to June 30, 2011. CDC net income for the period includes approximately $0.1 million of acquisition-related costs as well as $0.7 million of incremental amortization expense related to the portion of the purchase price allocated to the identified intangible assets in the table below:

Indentified intangible assets	**Amount** *(in thousands)*
Trade names (2 year useful life)	$ 2,746
Customer relationships (7 year useful life)	14,687
Non-compete agreements (5 year useful life)	894
Total identified intangible assets	$18,327

The amounts recognized for the abovementioned intangible assets are preliminary and subject to change as the Company is still in process of finalizing its valuation of assets acquired and liabilities assumed. The weighted average amortization period is six years.

The following unaudited pro forma summary presents consolidated information of the Company as if the business combination had occurred on July 1, 2009 based on the preliminary purchase price allocation:

Unaudited, Supplemental Pro Forma Information	June 30, 2011	June 30, 2010
	(in thousand, except per share information)	
Net sales	**$2,786,905**	$2,247,721
Net income	**$ 75,982**	$ 53,232
Diluted earnings per share	**$ 2.79**	$ 1.98

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting CDC's results to reflect the additional amortization that would have been recorded assuming the preliminary fair value of the identified intangibles had been recorded as of July 1, 2009. Also, the pro forma amounts reflect the acquisition-related costs incurred by the Company of approximately $1.1 million in 2011 as incurred in fiscal 2010.

(6) Goodwill and Other Identifiable Intangible Assets

In accordance with ASC 350, *Intangibles – Goodwill and Others*, the Company performs its annual goodwill impairment test at the end of each fiscal year, or whenever indicators of impairment are present. This testing includes the determination of each reporting unit's fair value using market multiples and discounted cash flows modeling. These reporting units are also the Company's operating segments. During fiscal years 2011, 2010 and 2009, no impairment charges related to goodwill were recorded.

Changes in the carrying amount of goodwill for the years ended June 30, 2011 and 2010, by reporting segment, are as follows:

	North American Distribution Segment	International Distribution Segment	Total
	(in thousands)		
Balance as of June 30, 2009	$20,081	$14,006	$34,087
Goodwill acquired during 2010	-	712	712
Fluctuations in foreign currencies	-	(1,014)	(1,014)
Balance as of June 30, 2010	$20,081	$13,704	$33,785
Goodwill acquired during 2011	-	24,643	24,643
Fluctuations in foreign currencies	-	662	662
Balance as of June 30, 2011	**$20,081**	**$39,009**	**$59,090**

During the fiscal year ended June 30, 2011, the Company's goodwill balances increased due to the acquisition of CDC in April, 2011. The goodwill recognized in conjunction with the CDC acquisition is attributable to the depth and breadth of services that it can provide to South America's largest economy, its vast geographical reach beyond that of other distributors in Brazil and its large, specialty product mix that is atypical for the region. The Company expects all of the goodwill acquired with CDC to be deductible for Brazilian tax purposes. During the fiscal year ended June 30, 2010, the Company's goodwill balances increased due to the acquisition of Algol Europe in November 2009. All other changes in goodwill are due to fluctuations in foreign exchange rates on foreign currency denominated amounts.

The following table shows the Company's identifiable intangible assets as of June 30, 2011 and 2010, respectively. These balances are included on the Consolidated Balance Sheet within other assets:

	June 30, 2011			June 30, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
			(in thousands)			
Amortized intangible assets:						
Customer relationships	**$34,515**	**$6,989**	**$27,526**	$20,083	$5,497	$14,586
Debt issue costs	**1,139**	**625**	**514**	885	427	458
Trade names	**2,743**	**286**	**2,457**	947	947	-
Non-compete agreements	**2,310**	**1,085**	**1,225**	2,987	2,112	875
Distributor agreement	**705**	**74**	**631**	598	23	575
Total	**$41,412**	**$9,059**	**$32,353**	$25,500	$9,006	$16,494

In fiscal 2011, the Company wrote off the gross carrying amount and corresponding accumulated amortization for fully amortized customer lists, non-compete agreements and trade names in the amounts of $0.3 million, $1.8 million and $1.0 million, respectively.

The weighted average amortization period for all intangible assets for the years ended June 30, 2011, 2010 and 2009 was approximately 10 years, 12 years, and 13 years, respectively. Amortization expense for the years ended June 30, 2011, 2010 and 2009 was $3.0 million, $2.0 million and $2.6 million, respectively. Estimated future amortization expense is as follows:

	Amortization expense
	(in thousands)
Year Ended June 30,	
2012	$ 5,743
2013	4,909
2014	3,509
2015	3,698
2016	3,676
Thereafter	10,818
	$32,353

(7) Short Term Borrowings and Long Term Debt

Short-Term Borrowings

The Company has a €6.0 million secured revolving credit facility which bears interest at the 30 day Euro Interbank Offered Rate ("EURIBOR") plus a spread of 1.25 per annum. This facility is secured by the assets of our European operations and is guaranteed by Scan*Source*, Inc. The outstanding balances at June 30, 2011 and 2010 are as follows:

	June 30, 2011	June 30, 2010
	(in thousands)	
Short-term borrowings	$3,164	$ -

Revolving Credit Facility

On September 28, 2007, the Company entered into a $250 million multi-currency revolving credit facility with a syndicate of banks that matures on September 28, 2012. This revolving credit facility has a $50 million accordion feature that allows the Company to increase the availability to $300 million subject to obtaining commitments for the incremental capacity from existing or new lenders. The facility is guaranteed by the Company and its domestic subsidiaries and is secured by substantially all of the domestic assets of the Company and its domestic subsidiaries. The facility bears interest at a rate equal to a spread over the applicable London Interbank Offered Rate ("LIBOR") or prime rate, as chosen by the Company. This spread is dependent on the Company's ratio of funded debt to EBITDA (as defined in the credit facility) and ranges from 0.50% to 1.25% for LIBOR-based loans, and from 0.00% to 0.25% for prime rate-based loans. The spread in effect as of June 30, 2011 was 0.50% for LIBOR-based loans and 0.00% for prime rate-based loans. The agreement subjects the Company to certain financial covenants, including minimum fixed charge and leverage ratio covenants. The agreement also has certain restrictive covenants that, among other things, place limitations on the payment of cash dividends. In October 2009, it was determined that the Company was not in compliance with a specific intercompany loan covenant within the agreement since June 30, 2008. This default was due to a technical misunderstanding of the underlying legal agreement which was immediately waived and the agreement amended to allow for such transactions in the future. The Company determined that revisions to prior period financial statements were not necessary. The Company was in compliance with all covenants under the credit facility as of June 30, 2011. The outstanding balances at June 30, 2011 and 2010 are as follows:

	June 30, 2011	June 30, 2010
	(in thousands)	
Revolving credit facility	$26,513	$ -

Throughout the year ended June 30, 2011, the Company borrowed $769.5 million on the revolving credit facility. The Company repaid $743.9 million. Net cash flows on the revolving credit facility for the year-to-date period were $25.6 million. The $0.9 million difference between the net cash flows and the $26.5 million ending balance is due to translating euro borrowings and repayments at the average exchange rate each month and the ending euro balance at the period ending spot rate. The average daily balance on the revolving credit facility was $14.2 million for the year ended June 30, 2011. There was $223.5 million available for additional borrowings as of June 30, 2011, and there were no letters of credit issued.

For the year ended June 30, 2010, the Company borrowed $141.9 million on the revolving credit facility. The Company repaid $141.9 million. Net cash flows for the year-to-date period netted to zero. The average daily balance on the revolving credit facility was $1.4 million for the year ended June 30, 2010. There was $250.0 million available for additional borrowings as of June 30, 2010, and there were no letters of credit issued.

Long-Term Debt

On August 1, 2007, the Company entered into an agreement with the State of Mississippi in order to provide financing for the acquisition and installation of certain equipment to be utilized at the Company's current Southaven, Mississippi distribution facility, through the issuance of an industrial development revenue bond. The bond matures on September 1, 2032 and accrues interest at the 30-day LIBOR rate plus a spread of 0.85%. The terms of the bond allow for payment of interest only for the first 10 years of the agreement, and then, starting on September 1, 2018 through 2032, principal and interest payments are due until the maturity date or the redemption of the bond. As of June 30, 2011, the Company was in compliance with all covenants under this bond.

On January 2, 2008, the Company entered into a $25 million promissory note with a third party lender. This note payable accrues interest on the unpaid balance at a rate per annum equal to the 30-day LIBOR plus 0.65% and matures on September 28, 2012. The terms of the note payable allow for payments to be due and payable in consecutive monthly payment terms of accrued interest only, commencing on January 31, 2008, and continuing on the last day of each month thereafter until the principal balance is fully re-paid. This note may be prepaid in whole or in part at any time without penalty. Under the terms of this agreement, the Company has agreed not to encumber its headquarters' property, except as permitted by the lender. As of June 30, 2011, the Company was in compliance with all covenants under this note payable.

The balances on the bond and promissory note as of June 30, 2011 and 2010 are as follows:

	June 30, 2011	June 30, 2010
	(in thousands)	
Industrial Development Revenue Bond, monthly payments of interest only, 1.0% variable interest rate at June 30, 2011 and maturing on September 1, 2032	$ 5,429	$ 5,429
Unsecured note payable to a bank, monthly payments of interest only, 0.84% variable interest rate at June 30, 2011 and maturing on September 28, 2012 (see Note 8)	25,000	25,000
	30,429	30,429
Less current portion	-	-
Long-term portion	$30,429	$30,429

The book value of debt listed above is considered to approximate fair value, as our debt instruments are indexed to LIBOR or the prime rate using the market approach.

Scheduled maturities of the Company's revolving credit facility and long-term debt at June 30, 2011 are as follows:

	Long-Term Debt
	(in thousands)
Fiscal year:	
2012	$ 3,164
2013	51,513
2014	-
2015	-
2016	-
Thereafter	5,429
Total principal payments	$60,106

(8) Derivatives and Hedging Activities

The Company's results of operations could be materially impacted by significant changes in foreign currency exchange rates and interest rates. These risks and the management of these risks are discussed in greater detail below. In an effort to manage the exposure to these risks, the Company periodically enters into various derivative instruments. The Company's accounting policies for these instruments are based on whether the instruments are designated as hedge or non-hedge instruments in accordance with generally accepted accounting principles in the United States. The Company records all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedging instruments or the ineffective portions of cash flow hedges are adjusted to fair value through earnings in other income and expense.

Foreign Currency – the Company conducts a portion of its business internationally in a variety of foreign currencies. The exposure to market risk for changes in foreign currency exchange rates arises from foreign currency denominated assets and liabilities, and transactions arising from non-functional currency financing or trading activities. The Company's objective is to preserve the economic value of non-functional currency denominated cash flows. The Company attempts to hedge transaction exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through forward contracts or other hedging instruments with third parties. At June 30, 2011, the Company had contracts outstanding with notional amounts of $76.8 million to exchange foreign currencies, including the US Dollar, Euro, British Pound, Canadian Dollar, and Mexican Peso. To date, the Company has chosen not to designate these derivatives as hedging instruments, and accordingly, these instruments are adjusted to fair value through earnings in other income and expense. Summarized financial information related to these derivative contracts and changes in the underlying value of the foreign currency exposures are as follows:

	Fiscal Year Ended June 30,		
	2011	**2010**	**2009**
	(in thousands)		
Net foreign exchange derivative contract (loss) gain	**$(2,706)**	$(1,065)	$ 5,147
Net foreign currency transactional and remeasurement gain (loss)	**$ 1,741**	$ 826	$(6,734)
Net foreign currency transactional and remeasurement (loss)	**$ (965)**	$ (239)	$(1,587)

Interest Rates – the Company's earnings are also affected by changes in interest rates due to the impact those changes have on interest expense from floating rate debt instruments. To manage the exposure to interest rates, the Company may enter into interest rate swap agreements. In January 2008, the Company entered into an interest rate swap agreement to hedge the variability in future cash flows of interest payments related to the $25 million promissory note payable discussed in Note 7. Interest rate differentials paid or received under the swap agreement are recognized as adjustments to interest expense. To the extent the swap is effective in offsetting the variability of the hedged cash flows, changes in the fair value of the swap are not included in current earnings but are reported as other comprehensive income (loss). The fair value of the swap was a liability of $0.2 million as of June 30, 2011. To date, there has not been any ineffectiveness associated with this instrument, and there are no other swap agreements outstanding.

The components of the cash flow hedge included in accumulated other comprehensive income (loss), net of income taxes, in the Consolidated Statements of Shareholders' Equity, are as follows:

	Fiscal Year Ended June 30,	
	2011	2010
	(in thousands)	
Net interest expense recognized as a result of interest rate swap	$ 859	$ 859
Unrealized gain (loss) in fair value of interest swap rates	(119)	(626)
Net increase (decrease) in accumulated other comprehensive income (loss)	$ 740	$ 233
Income tax effect	(272)	(85)
Net increase (decrease) in accumulated other comprehensive income (loss), net of tax	$ 468	$ 148

The Company has the following derivative instruments located on the Consolidated Balance Sheets and Income Statements, utilized for the risk management purposes detailed above:

	As of June 30, 2011	
	Fair Value of Derivatives Designated as Hedge Instruments	Fair Value of Derivatives Not Designated as Hedge Instruments
	(in thousands)	
Derivative assets[(a)]:		
Foreign exchange contracts	$ -	$ 165
Derivative liabilities[(b)]:		
Foreign exchange contracts	$ -	$(236)
Interest rate swap agreement	$(215)	$ -

(a) All derivative assets are recorded as prepaid expense and other assets in the Consolidated Balance Sheets.
(b) All derivative liabilities are recorded as accrued expenses and other liabilities in the Consolidated Balance Sheets.

(9) Fair Value of Financial Instruments

The Company's financial assets and liabilities measured at fair value are required to be grouped in one of three levels. The levels prioritize the inputs used to measure the fair value of the assets or liabilities. These levels are:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The following table summarizes the valuation of the Company's short-term investments and financial instruments by the above categories as of June 30, 2011:

	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		(in thousands)		
Assets:				
Deferred compensation plan investments[1]	$12,926	$12,926	$ -	$ -
Total assets at fair value	$12,926	$12,926	$ -	$ -
Liabilities:				
Derivative instruments[2]				
Forward foreign currency exchange contracts	$ 71	-	$ 71	$ -
Interest rate swap liability	215	-	215	-
Liability for contingent consideration, current and non-current	23,794	-	-	23,794
Total liabilities at fair value	$24,080	$ -	$286	$23,794

(1) These investments are held in a rabbi trust and include mutual funds and cash equivalents for payment of certain non-qualified benefits for certain retired, terminated and active employees. as well as the Founder's SERP. As of June 30, 2011, approximately $3.1 million was considered current.

(2) See Note 8, "Derivatives and Hedging Activities".

The Company's foreign currency forward contracts are measured using the market approach on a recurring basis considering foreign currency spot rates and forward rates quoted by banks or foreign currency dealers (Level 2 criteria).

The Company's interest rate swap contract is measured using the market approach on a recurring basis considering LIBOR forward rates quoted by the Company's counter-party (Level 2 criteria).

The Company recorded a contingent consideration liability at the acquisition date representing the amounts payable to former CDC shareholders, as outlined under the terms of the Share Purchase and Sale Agreement, based upon the achievement of projected earnings, net of specific pro forma adjustments. As the Company is still finalizing the valuation process, the fair value of the liability recorded at the acquisition date is subject to change with the corresponding change to goodwill. The fair value of this Level 3 liability is estimated using a probability-weighted discounted cash flow analysis. Subsequent changes in the fair value of these contingent consideration liabilities are recorded to the "selling, general and administrative expenses" line item in the Consolidated Income Statement. The Company remeasured the fair value at June 30, 2011. The change in fair value is driven primarily by changes to the discounted cash flow analysis as actual results for the first twelve month earnout period varied from the initial projections, partially offset by normal lapse of time in the discount period. Refer to Note 5 for further details.

The table below provides a summary of the changes in fair value of the Company's only financial asset or liability, the contingent consideration for the CDC earnout that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended June 30, 2011:

	Contingent Consideration for the Year Ended June 30, 2011
	(in thousands)
Fair value at beginning of period	$ -
Issuance of contingent consideration	23,952
Change in valuation	(128)
Fluctuation due to foreign currency exchange	(30)
Fair value at end of period	$23,794

There were no Level 3 assets or liabilities in the prior fiscal year.

(10) Share-Based Compensation

Share-Based Compensation Plans

The Company has awards outstanding from four share-based compensation plans (the 1993 Incentive Stock Option Plan, the 1997 Stock Incentive Plan, the 2002 Long-Term Incentive Plan, and the 2003 Director Plan), two of which (the 2002 Long-Term Incentive Plan and the 2003 Director Plan) are available for future grants. As of June 30, 2011, there were 2,073,794 and 100,100 shares available for future grant under the 2002 Long-Term Incentive Plan and the 2003 Director Plan, respectively. All of the Company's share-based compensation plans are shareholder approved, and it is the Company's belief that such awards better align the interests of its employees and directors with those of its shareholders. Under the plans, the Company is authorized to award officers, employees, and non-employee members of the Board of Directors various share-based payment awards, including options to purchase common stock and restricted stock. Restricted stock can be in the form of a restricted stock award ("RSA") or a restricted stock unit ("RSU"). An RSA is common stock that is subject to risk of forfeiture or other restrictions that lapse upon satisfaction of specified conditions. RSUs represent the right to receive shares of common stock in the future with the right to future delivery of the shares subject to risk of forfeiture or other restrictions that lapse upon satisfaction of specified conditions.

The Company accounts for its share-based compensation awards in accordance with ASC 718 – *Stock Compensation.* This standard requires all share-based compensation to be recognized in the income statement based on fair value and applies to all awards granted, modified, cancelled, or repurchased after the effective date. Total share-based compensation included as a component of selling, general, and administrative expense in our Consolidated Income Statements was as follows:

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Share-based compensation related to:			
Equity classified stock options	$1,771	$4,698	$4,168
Equity classified restricted stock	3,106	1,367	570
Total share-based compensation	$4,877	$6,065	$4,738

Stock Options

During the fiscal year ended June 30, 2011, the Company granted 165,000 stock options to certain employees. These options vest annually over 3 years and have a 10-year contractual life. In accordance with the requirements of the Company's Equity Award Grant Policy, the options issued during the fiscal year were granted with an exercise price that is no less than 100% of the fair market value of those shares on the date of the grant.

The fair value of each option (for purposes of calculation of share-based compensation) was estimated on the date of grant using the Black-Scholes-Merton option pricing formula that uses assumptions determined at the date of grant. Use of this option pricing model requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of our common stock price over the expected term ("expected volatility") and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in the subjective assumptions can materially affect the estimate of the fair value of share-based compensation and, consequently, the related amount recognized in the Consolidated Income Statements.

The Company used the following weighted average assumptions for the options granted during the following fiscal years:

	Fiscal Year Ended June 30,		
	2011	2010	2009
Expected term	**6.88 years**	6.82 years	5.12 years
Expected volatility	**42.92%**	46.27%	45.73%
Risk-free interest rate	**2.56%**	2.89%	1.67%
Dividend yield	**0.00%**	0.00%	0.00%
Weighted average fair value per option	**$ 17.21**	$ 12.43	$ 7.49

The weighted average expected term of the options represents the period of time the options are expected to be outstanding based on historical trends and behaviors of certain groups and individuals receiving these awards. The expected volatility is predominately based on the historical volatility of our common stock for a period approximating the expected life. The risk-free interest rate reflects the interest rate at grant date on zero-coupon U.S. governmental bonds that have a remaining life similar to the expected option term. The dividend yield assumption was based on our dividend payment history and expectations of future dividend payments.

A summary of our stock option plans is presented below:

	Fiscal Year Ended June 30, 2011			
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of year	2,198,900	$25.58		
Granted during the period	165,000	36.11		
Exercised during the period	(362,805)	19.36		
Cancelled, forfeited, or expired during the period	(31,618)	32.89		
Outstanding, end of year	1,969,477	27.47	6.10	$19,712,906
Vested and expected to vest at June 30, 2011	1,968,468	27.47	6.10	$19,701,875
Exercisable, end of year	1,524,467	$27.82	5.38	$14,731,784

The aggregate intrinsic value was calculated using the market price of our stock on June 30, 2011 and the exercise price for only those options that have an exercise price that is less than the market price of our stock. This amount will change as the market price per share changes. The aggregate intrinsic value of options exercised during the fiscal years ended June 30, 2011, 2010, and 2009 was $5.2 million, $1.6 million, and $2.4 million.

A summary of the status of the Company's unvested shares is presented below:

	Fiscal Year Ended June 30, 2011		
	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair-Value
Unvested, beginning of year	622,307	$22.98	$ 9.79
Granted	165,000	36.11	17.21
Vested	(339,262)	25.06	10.20
Cancelled or forfeited	(3,035)	19.96	6.28
Unvested, end of year	445,010	$26.29	$12.25

As of June 30, 2011 there were approximately $4.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of 1 year. The total fair value of shares vested during the fiscal years ended June 30, 2011, 2010, and 2009 is $3.5 million, $4.3 million and $3.6 million, respectively. The following table summarizes information about stock options outstanding and exercisable as of June 30, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 3.67	-	-	$ -	-	$ -
$ 3.67 - $ 7.34	-	-	$ -	-	$ -
$ 7.34 - $11.01	18,752	0.43	$10.62	18,752	$10.62
$11.01 - $14.68	97,026	1.27	$12.86	97,026	$12.86
$14.68 - $18.35	481,871	7.04	$18.03	305,481	$17.97
$18.35 - $22.01	18,800	2.43	$21.58	18,800	$21.58
$22.01 - $25.68	200,850	7.14	$24.52	97,230	$24.53
$25.68 - $29.35	83,000	4.52	$27.48	83,000	$27.48
$29.35 - $33.02	449,908	5.52	$31.35	449,908	$31.35
$33.02 - $36.69	619,270	6.71	$35.93	454,270	$35.86
	1,969,477	6.10	$27.47	1,524,467	$27.82

The Company issues shares to satisfy the exercise of options.

Restricted Stock

Grants of Restricted Shares

During the fiscal year ended June 30, 2011, the Company elected to grant 144,968 shares of restricted stock to employees and non-employee directors, of which 6,000 of these shares were issued in the form of RSU's:

	Fiscal Year Ended June 30, 2011			
	Shares granted	Date granted	Grant date fair value	Vesting period
Employees				
Certain employees based on promotions	2,200	August 24, 2010	$24.77	Annually over 3 years
Certain employees	89,760	December 3, 2010	$31.13	Annually over 3 years
Certain employees	30,040	May 4, 2011	$36.17	Annually over 3 years
Executive officers, vesting based on certain service and performance conditions	12,268	June 6, 2011	$35.05	Annually over 3 years
Non-Employee Directors(1)	10,700	May 4, 2011	$36.17	6 months

(1) Per the Amended and Restated Director's Equity Compensation Plan, non-employee directors will receive annual awards of restricted stock, as opposed to stock options. The number of shares of restricted stock to be granted will be established from time to time by the Board of Directors. Currently, the number of shares of

restricted stock awarded to each non-employee director will be determined by dividing $80,000 by the fair market value of the common stock on the date of grant. These awards will generally vest in full on the day that is six months after the date of grant or upon the earlier occurrence of (i) the director's termination of service as a director by reason of death, disability or retirement, or (ii) a change in control by the Company. The compensation expense associated with these awards will be recognized on a pro-rata basis over this period.

A summary of the status of the Company's outstanding restricted stock is presented below:

	Fiscal Year Ended June 30, 2011	
	Shares	**Weighted Average Grant Date Fair-Value**
Outstanding, beginning of year	172,288	$23.33
Granted during the period	144,968	32.78
Vested during the period	(69,452)	23.02
Cancelled, forfeited, or expired during the period	(6,719)	26.06
Outstanding, end of year	241,085	$23.13

As of June 30, 2011, there was approximately $5.6 million of unrecognized compensation cost related to unvested restricted stock awards granted, which is expected to be recognized over a weighted average period of 2.04 years.

(11) Employee Benefit Plans

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended that covers all employees located in the United States meeting certain eligibility requirements. The Company provided a matching contribution for each period which was equal to one-half of each participant's contribution, up to a maximum matching contribution per participant of $800. The Company determines its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested based upon tenure over a five-year period.

	Fiscal Year Ended June 30,		
	2011	**2010**	**2009**
		(in thousands)	
Matching contributions	**$ 419**	$ 395	$ 419
Discretionary contributions	**5,952**	3,200	4,400
Total contributions	**$6,371**	$3,595	$4,819

Internationally, the Company contributes to either plans required by local governments or to various employee annuity plans. Additionally, the Company maintains a non-qualified, unfunded, deferred compensation plan that allows eligible executives to defer a portion of their compensation in addition to receiving discretionary matching contributions from the Company. Employer contributions are vested over a five-year period

In March 2011, the Company made a $2.4 million contribution to the Founder's SERP for the Company's founder and former Chief Executive Officer who retired in March 2011. The SERP investments are included within the deferred compensation plan investments referenced in Note 9.

(12) Income Taxes

Income tax expense (benefit) consists of:

	Fiscal Year Ended June 30,		
	2011	**2010**	**2009**
	(in thousands)		
Current:			
Federal	**$34,782**	$27,749	$20,444
State	**248**	1,104	(314)
Foreign	**5,008**	2,922	5,626
Total current	**40,038**	31,775	25,756
Deferred:			
Federal	**(168)**	(4,410)	2,253
State	**(9)**	(323)	191
Foreign	**(1,498)**	(113)	(234)
Total deferred	**(1,675)**	(4,846)	2,210
Provision for income taxes	**$38,363**	$26,929	$27,966

A reconciliation of the U.S. Federal income tax expense at a statutory rate of 35% to actual income tax expense, excluding any other taxes related to extraordinary gain is as follows:

	Fiscal Year Ended June 30,		
	2011	**2010**	**2009**
	(in thousands)		
U.S. Federal income tax at statutory rate	**$39,160**	$26,509	$26,479
Increase (decrease) in income taxes due to:			
State and local income taxes, net of Federal benefit	**625**	935	(81)
Tax credits	**(312)**	(633)	(175)
Valuation allowance	**(195)**	(128)	21
Effect of foreign operations, net	**(2,054)**	(1,342)	(162)
Stock compensation	**239**	580	548
Other	**900**	1,008	1,336
Provision for income taxes	**$38,363**	$26,929	$27,966

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	June 30, 2011	June 30, 2010
	(in thousands)	
Deferred tax assets derived from:		
Allowance for accounts receivable	**$ 2,857**	$ 4,164
Inventories	**11,310**	7,891
Nondeductible accrued expenses	**2,204**	974
Net operating loss carryforwards	**452**	290
Tax credits	**241**	643
Deferred compensation	**4,822**	3,132
Stock compensation	**2,868**	4,857
Total deferred tax assets	**24,754**	21,951
Valuation allowance	**(517)**	(712)
Total deferred tax assets	**24,237**	21,239
Deferred tax liabilities derived from:		
Timing of amortization deduction from intangible assets	**(2,717)**	(2,317)
Timing of depreciation and other deductions for building and equipment	**(238)**	(459)
Total deferred tax liabilities	**(2,955)**	(2,776)
Net deferred tax assets	**$21,282**	$18,463

The components of pretax earnings are as follows:

	Fiscal Year Ended June 30, 2011	2010	2009
	(in thousands)		
Domestic	**$ 96,436**	$65,566	$59,957
Foreign	**15,450**	10,175	15,697
Worldwide pretax earnings	**$111,886**	$75,741	$75,654

At June 30, 2011, the Company has: (i) gross net operating loss carry forwards of approximately $0.1 million for U.S. Federal income tax purposes that will begin to expire in 2020; (ii) gross net operating loss carry forwards of approximately $0.9 million for state income tax purposes, (iii) foreign gross net operating loss carry forwards of approximately $1.2 million and (iv) state income tax credit carry forwards of approximately $0.1 million that will begin to expire in 2025. As of June 30, 2011, the Company has established a full valuation reserve against the foreign net operating loss carry forwards, and, for both periods, a valuation allowance of less than $0.1 million for state net operating losses where it was determined that, in accordance with ASC 740, it is more likely than not that they cannot be utilized.

The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment. The distribution of these earnings would result in additional foreign withholding taxes and additional U.S. federal income taxes to the extent they are not offset by foreign tax credits. It has been the practice of the Company to reinvest those earnings in the business outside the

United States. These undistributed earnings amounted to approximately $57.2 million at June 30, 2011. If these earnings were remitted to the U.S. they would be subject to income tax. The tax, after foreign tax credits, is estimated to be approximately $8.2 million.

As of June 30, 2011, the Company had gross unrecognized tax benefits of $2.1 million, $1.8 million of which, if recognized, would affect the effective tax rate. This reflects no change on a net basis over the prior fiscal year. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
	(in thousands)		
Beginning Balance	**$2,257**	$2,309	$1,976
Additions based on tax positions related to the current year	**252**	-	173
Additions for tax positions of prior years	**155**	307	182
Reduction for tax positions of prior years	**(559)**	(359)	(22)
Settlements	**-**	-	-
Ending Balance	**$2,105**	$2,257	$2,309

The Company conducts business globally and, as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities in countries in which it operates. With few exceptions, the Company is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of June 30, 2011, the Company had approximately $0.9 million accrued for interest and penalties, of which $0.2 million was a current period expense.

(13) Commitments and Contingencies

Leases

The Company leases office and warehouse space under non-cancelable operating leases that expire through September 2017. Lease expense and future minimum lease payments under operating leases are as follows:

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Lease expense	**$4,989**	$4,430	$4,400

	Payments (in thousands)
Fiscal Year Ended June 30,	
2012	$ 4,816
2013	4,043
2014	3,268
2015	2,459
2016	2,278
Thereafter	2,525
Total future minimum lease payments	$19,389

On April 27, 2007, the Company entered into an agreement to lease approximately 600,000 square feet for distribution, warehousing and storage purposes in a building located in Southaven, Mississippi. The lease also provides for a right of first refusal on an additional 147,000 square feet of expansion space. The term of the lease is 120 months with 2 consecutive 5-year extension options.

Commitments and Contingencies

A majority of the Company's net revenues in 2011, 2010 and 2009 were received from the sale of products purchased from the Company's ten largest vendors. The Company has entered into written distribution agreements with substantially all of its major vendors. While the Company's agreements with most of its vendors contain standard provisions for periodic renewals, these agreements generally permit termination by either party without cause upon 30 to 120 days notice.

The Company or its subsidiaries are, from time to time, parties to lawsuits arising out of operations. Although there can be no assurance, based upon information known to the Company, the Company believes that any liability resulting from an adverse determination of such lawsuits would not have a material adverse effect on the Company's financial condition or results of operations.

In fiscal 2010, the Company began devoting resources to the implementation of a global ERP system. The Company has spent approximately $18.5 million on implementation of the new ERP system as of June 30, 2011. The expected cash flow impact of this project will be in the range of $8 to $15 million in fiscal 2012 and $4 to $5 million in fiscal 2013. The Company expects total expense for the project to be within $30.5 to $38.5 million, which includes cost of internal personnel and outside consultants. These costs will be financed using cash flow from operations and the revolving credit facility.

(14) Segment Information

The Company is a leading distributor of specialty technology products, providing value-added distribution sales to resellers in the specialty technology markets. The Company has two reporting segments, based on geographic location.

North American Distribution

North American Distribution offers products for sale in four primary categories: (i) AIDC and POS equipment sold by the Scan*Source* POS and Barcoding sales unit, (ii) voice, data and converged communications equipment sold by the Catalyst *Telecom* sales unit, (iii) video conferencing, telephony, and communications products sold by the Scan*Source* Communications unit, (iv) electronic security products and wireless infrastructure products through the Scan*Source* Security Distribution sales unit. These products are sold to more than 14,000 resellers and integrators of technology products that are geographically dispersed over the United States and Canada in a pattern that mirrors population concentration. No single account represented more than 5% of the Company's consolidated net sales for the fiscal years ended June 30, 2011, 2010, and 2009, respectively.

International Distribution

The international distribution segment sells to two geographic areas, Latin America aggregated with Europe, offers AIDC and POS equipment as well as communications products to more than 16,000 resellers and integrators of technology products. Additionally, the Company offers security products in Latin America. Of this segment's customers, no single account represented more than 2% of the Company's consolidated net sales during the fiscal years ended June 30, 2011, 2010, and 2009, respectively.

Inter-segment sales consist primarily of sales by the North American distribution segment to the international distribution segment. All inter-segment revenues and profits have been eliminated in the accompanying Consolidated Financial Statements.

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2011

Selected financial information for each business segment is presented below:

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Sales:			
North American distribution	**$2,048,767**	$1,688,663	$1,527,656
International distribution	**643,863**	448,967	347,825
Less intersegment sales	**(26,099)**	(22,651)	(27,512)
	$2,666,531	$2,114,979	$1,847,969
Depreciation and amortization:			
North American distribution	**$ 4,246**	$ 4,730	$ 5,833
International distribution	**2,416**	1,334	948
	$ 6,662	$ 6,064	$ 6,781
Operating income:			
North American distribution	**$ 90,406**	$ 64,342	$ 56,261
International distribution	**22,703**	11,434	17,857
	$ 113,109	$ 75,776	$ 74,118
Assets:			
North American distribution	**$ 958,825**	$ 784,559	$ 689,865
International distribution	**223,362**	75,191	58,766
	$1,182,188	$ 859,750	$ 748,631
Capital expenditures:			
North American distribution	**$ 14,366**	$ 5,344	$ 3,513
International distribution	**503**	262	142
	$ 14,869	$ 5,606	$ 3,655

Selected financial information by product category is presented below:

	Fiscal Year Ended June 30,		
	2011	2010	2009
		(in thousands)	
Sales by Product Category:			
POS, barcoding and security products	**$1,615,461**	$1,300,525	$1,161,956
Communication products	**1,051,070**	814,454	686,013
	$2,666,531	$2,114,979	$1,847,969

(15) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of tax, are as follows:

	2011	2010	2009
		(in thousands)	
Currency translation adjustment	**$3,768**	$(11,127)	$3,918
Unrealized gain (loss) on fair value of interest rate swap	**(139)**	(607)	(755)
Accumulated other comprehensive income	**3,629**	(11,734)	3,163

(16) Related Party Transactions

During fiscal years 2011, 2010, and 2009, the Company had sales of $5.1 million, $3.7 million, and $3.2 million, respectively, to companies affiliated with the former minority shareholder of Netpoint, the legacy company of ScanSource LatinAmerica's Miami based operations. At June 30, 2011 and 2010, accounts receivable from these companies totaled $1.2 million and $0.7 million, respectively.

During fiscal year 2009, the Company had sales of $9.0 million to a company affiliated with a former member of management. There has been no sales activity since fiscal 2009. There were no accounts receivable from this company at June 30, 2011 and 2010, respectively.

During fiscal year 2011, the Company had sales of $0.2 million to companies affiliated with a former shareholder of CDC in Brazil. As of June 30, 2011, accounts receivable from these customers were less than $0.1 million.

During fiscal 2011, the Company had purchases of $0.4 million of a vendor affiliated with the former CEO and current member on the Board of Directors. At June 30, 2011, accounts payable to this vendor was $0.1 million.

(17) Subsequent Events

In accordance with ASC 855 – *Subsequent Events*, the Company evaluated events occurring between from the end of the most recent fiscal year through the date the financial statements were filed with the SEC.

ITEM 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

ITEM 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply judgment in evaluating the cost-benefit relationship of those disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of June 30, 2011, were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework.* Based on its assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of June 30, 2011.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2011 excluded CDC Brasil, S.A. ("CDC"), which was acquired by the Company on April 15, 2011. CDC constituted 10.1% and 3.1% of total and net assets, respectively, as of June 30, 2011 and 1.1% and 0.9% of revenues and net income, respectively, for the year then ended. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.

The effectiveness of our internal control over financial reporting as of June 30, 2011 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Certified Public Accounting Firm on Internal Control Over Financial Reporting which is included with the Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

Not applicable.

PART III

Information called for by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K has been omitted as the Company intends to file with the SEC not later than 120 days after the end of its fiscal year ended June 30, 2011, a definitive Proxy Statement relating to the 2011 Annual Meeting of Shareholders pursuant to Regulation 14A promulgated under the Exchange Act. Such information will be set forth in such Proxy Statement and is incorporated herein by reference.

ITEM 10. Directors, Executive Officers and Corporate Governance.

Incorporated herein by reference to the information presented under the headings *"Board of Directors and Executive Officers," "Corporate Governance Matters – Section 16(a) Beneficial Reporting Compliance," "Corporate Governance Matters – Code of Ethics," "Corporate Governance Matters – Independent Directors," and "Corporate Governance Matters – Board Meetings and Committees – Audit Committee,"* in the Company's 2011 Proxy Statement, which will be filed with the SEC not later than 120 days after June 30, 2011.

ITEM 11. Executive Compensation.

Incorporated herein by reference to the information presented under the headings *"Executive Compensation," "Corporate Governance Matters – Compensation Committee Interlocks and Insider Participation,"* and *"Compensation Committee Report"* in the Company's 2011 Proxy Statement, which will be filed with the SEC not later than 120 days after June 30, 2011.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated herein by reference to the information presented under the headings *"Equity Compensation Plan Information"* and *"Security Ownership of Certain Beneficial Owners and Management"* in the Company's 2011 Proxy Statement, which will be filed with the SEC not later than 120 days after June 30, 2011.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated herein by reference to the information presented under the heading *"Certain Relationships and Related Transactions"* and *"Corporate Governance Matters – Independent Directors"* in the Company's 2011 Proxy Statement, which will be filed with the SEC not later than 120 days after June 30, 2011.

ITEM 14. Principal Accountant Fees and Services.

Incorporated herein by reference to the information presented under the headings *"Proposal Four – Ratification of Appointment of Independent Auditors – Principal Accountant Fees and Services"* and *"Proposal Four – Ratification of Appointment of Independent Auditors – Audit Committee's Pre-Approval Policies and Procedures"* in the Company's 2011 Proxy Statement, which will be filed with the SEC not later than 120 days after June 30, 2011.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a)(1) *Financial Statements.* For a list of the financial statements included in this Annual Report on Form 10-K, see “Index to the Financial Statements” on page 34.

(a)(2) *Financial Statement Schedules.* Schedule II – “Valuation and Qualifying Accounts” appears below.

(a)(3) *Exhibits.* The list of exhibits filed as a part of this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated by reference in this Item 15(a)(3).

(b) *Exhibits*. See Exhibit Index.

(c) *Separate Financial Statements and Schedules*. None.

SCHEDULE II

SCAN*SOURCE*, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

(in thousands)

Description	Balance at Beginning of Period	Amounts Charged to Expense	Reductions[1]	Other[2]	Balance at End of Period
Valuation account for trade and notes receivable:					
Year ended June 30, 2009	$17,244	6,404	(6,696)	(69)	$16,883
Trade and current note receivable allowance					$16,883
Long-term note allowance					$ -
Year ended June 30, 2010	$16,883	10,854	(7,097)	1,267	$21,907
Trade and current note receivable allowance					$21,907
Long-term note allowance					$ -
Year ended June 30, 2011	**$21,907**	**7,488**	**(11,098)**	**8,265**	**$26,562**
Trade and current note receivable allowance					**$26,562**
Long-term note allowance					**$ -**

(1) "Reductions" amounts represent write-offs for the years indicated.

(2) "Other" amounts include recoveries and the effect of foreign currency fluctuations. The amount in 2011 includes $3.9 million of recoveries and $3.1 million of accounts receivable reserves acquired with CDC Brasil, S.A., on April 15, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 29, 2011

SCAN*SOURCE*, INC.

By: /s/ MICHAEL L. BAUR

Michael L. Baur
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN R. FISCHER Steven R. Fischer	Chairman of the Board	August 29, 2011
/s/ MICHAEL L. BAUR Michael L. Baur	Chief Executive Officer and Director (principal executive officer)	August 29, 2011
/s/ RICHARD P. CLEYS Richard P. Cleys	Vice President and Chief Financial Officer, (principal financial and accounting officer)	August 29, 2011
/s/ MICHAEL J. GRAINGER Michael J. Grainger	Director	August 29, 2011
/s/ STEVEN H. OWINGS Steven H. Owings	Director	August 29, 2011
/s/ JOHN P. REILLY John P. Reilly	Director	August 29, 2011
/s/ CHARLES R. WHITCHURCH Charles R. Whitchurch	Director	August 29, 2011

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
2.1	Share Purchase and Sale Agreement by and among ScanSource DO Brasil Participacoes LTDA as Buyer, Alexandre Machado De Campos Conde, Marcelo Duarte Hirsch, Gustavo Conde, Rosania De Souza Possebom, Juliane Possebom, Daniele Possebom, Gabriela Possebom, Adolar Nardes Junior and Caio Vinicius Domingos Nardes as Sellers; and CDC Brasil S.A., formerly called CDC Brasil Distribuidora LTDA, AECO Participacoes LTDA, Rhouse Participacoes LTDA and Nardes Administracao LTDA (as Agreeing Parties) dated April 7, 2011		8-K		2.1	4/15/11
3.1	Amended and Restated Articles of Incorporation of the Registrant and Articles of Amendment Amending the Amended and Restated Articles of Incorporation of the Registrant		10-Q	12/31/04	3.1	2/3/05
3.2	Amended and Restated Bylaws of the Registrant, effective December 5, 2008		8-K		3.1	12/9/08
4.1	Form of Common Stock Certificate		SB-2		4.1	2/7/94
	Executive Compensation Plans and Arrangements					
10.1	1993 Incentive Stock Option Plan, as amended, of the Registrant and Form of Stock Option Agreement		S-1		10.10	1/23/97
10.2	1997 Stock Incentive Plan, as amended, of the Registrant and Form of Stock Option Agreement		10-K	6/30/99	10.13	9/28/99
10.3	Scan*Source*, Inc. Amended and Restated Directors Equity Compensation Plan		10-Q	12/31/10	10.1	2/4/11
10.4	Form of Restricted Stock Award (for Scan*Source*, Inc. Amended and Restated Directors Equity Compensation Plan)		10-Q	3/31/11	10.3	5/6/11
10.5	Amended and Restated 2002 Long-Term Incentive Plan		8-K		10.1	12/7/09
10.6	Form of Incentive Stock Option Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2010		10-Q	12/31/10	10.2	2/4/11
10.7	Form of Non-Qualified Stock Option Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2010		10-Q	12/31/10	10.3	2/4/11

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
10.8	Form of Restricted Stock Unit Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2010		10-Q	12/31/10	10.4	2/4/11
10.9	Form of Restricted Stock Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2010		10-Q	12/31/10	10.5	2/4/11
10.10	Form of Restricted Stock Award Certificate (US) under the 2002 Amended and Restated Long-Term Incentive Plan		10-Q	12/31/08	10.1	2/4/09
10.11	Form of Restricted Stock Award Certificate (UK) under the 2002 Amended and Restated Long-Term Incentive Plan		10-Q	12/31/08	10.2	2/4/09
10.12	Form of Restricted Stock Award Certificate (Europe, not UK) under the 2002 Amended and Restated Long-Term Incentive Plan		10-Q	12/31/08	10.3	2/4/09
10.13	Form of Restricted Stock Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2009		8-K		10.2	12/7/09
10.14	Form of Incentive Stock Option Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2009		8-K		10.3	12/7/09
10.15	Form of Non-Qualified Stock Option Award Certificate under the Amended and Restated 2002 Long-Term Incentive Plan for grants on or after December 3, 2009		8-K		10.4	12/7/09
10.16	Founder's Supplemental Executive Retirement Plan Agreement		10-Q	3/31/11	10.2	5/6/11
10.17	ScanSource, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2005		10-Q	9/30/09	10.2	11/9/09
10.18	Amended and Restated Employment Agreement, effective as of June 6, 2011, between the Registrant and Michael L. Baur	X				
10.19	Amended and Restated Employment Agreement, effective as of June 6, 2011, between the Registrant and Richard P. Cleys	X				
10.20	Amended and Restated Employment Agreement, effective as of June 6, 2011, between the Registrant and R. Scott Benbenek	X				

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
10.21	Amended and Restated Employment Agreement, effective as of June 6, 2011, between the Registrant and Andrea D. Meade	X				
10.22	Amended and Restated Employment Agreement, dated June 6, 2011, between the Registrant and John J. Ellsworth	X				
10.20	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment for Andrea D. Meade and R. Scott Benbenek		10-Q	12/31/07	10.1	2/6/08
10.21	Amendment to Stock Option Agreement and Promise to Make Cash Payment for Richard P. Cleys and Bobby McLain		10-Q	12/31/07	10.2	2/6/08
10.22	Description of Option Remediation for Certain Executive Officers and Directors		10-Q	12/31/07	10.3	2/6/08
10.23	Form of Restricted Stock Award Certificate for R. Scott Benbenek, dated May 21, 2009		10-K	6/30/09	10.19	8/27/09
10.24	Form of Restricted Stock Award Certificate for Andrea D. Meade, dated May 21, 2009		10-K	6/30/09	10.20	8/27/09
10.25	Form of Restricted Stock Award Certificate for John J. Ellsworth, dated May 17, 2010		10-K	6/30/10	10.24	8/26/10
10.26	Form of Restricted Stock Award Agreement for R. Scott Benbenek, dated June 6, 2011	X				
10.27	Form of Restricted Stock Award Agreement for Andrea D. Meade, dated June 6, 2011	X				
10.28	Form of Restricted Stock Award Agreement for Richard P. Cleys, dated June 6, 2011	X				
	Bank Agreements					
10.29	Amended and Restated Credit Agreement dated as of July 16, 2004 among Scan*Source*, Inc., Netpoint International, Inc., 4100 Quest, LLC, and Partner Services, Inc., ScanSource Europe SPRL, ScanSource Europe Limited and ScanSource UK Limited, Branch Banking and Trust Company of South Carolina, as Administrative Agent and a Bank, Wachovia Bank, National Association, as Syndication Agent and an Other Currency Lender, and Fifth Third Bank, First Tennessee Bank National Association and Hibernia National Bank as Banks		10-K	6/30/04	10.19	9/10/04

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
10.30	First Amendment dated as of May 13, 2005 to Amended and Restated Credit Agreement dated as of July 16, 2004 among ScanSource, Inc., Netpoint International, Inc., 4100 Quest, LLC and Partner Services, Inc., ScanSource Europe SPRL, ScanSource Europe Limited and ScanSource UK Limited, Branch Banking and Trust Company of South Carolina, as Administrative Agent and a Bank, Wachovia Bank, National Association, as Syndication Agent and an Other Currency Lender, and Fifth Third Bank, First Tennessee Bank National Association and Hibernia National Bank as Banks		10-K	6/30/05	10.25	9/1/05
10.31	Letter Agreement and Consent dated July 3, 2006 amending the Amended and Restated Credit Agreement dated as of July 16, 2004 among ScanSource, Inc., Netpoint International, Inc., 4100 Quest, LLC, and Partner Services, Inc., ScanSource Europe SPRL, ScanSource Europe Limited and ScanSource UK Limited, Branch Banking and Trust Company of South Carolina, as Administrative Agent and a Bank, Wachovia Bank, National Association, as Syndication Agent and an Other Currency Lender, and Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A. (formerly Hibernia National Bank) as Banks		10-K	6/30/06	10.30	9/1/06
10.32	Waivers dated as of November 7, 2006 to Amended and Restated Credit Agreement dated as of July 16, 2004, as amended, among ScanSource, Inc., Netpoint International, Inc., Scansource Europe Limited, Scansource UK Limited, 4100 Quest, LLC, Partner Services, Inc. and T2 Supply, Inc., Branch Banking and Trust Company of South Carolina, Wachovia Bank, National Association, Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A.		10-Q	12/31/06	10.1	6/18/07
10.33	Amendment dated as of February 14, 2007 to Amended and Restated Credit Agreement dated as of July 16, 2004, as amended, among Scan*Source*, Inc., Netpoint International, Inc., Scansource Europe Limited, Scansource UK Limited, 4100 Quest, LLC, Partner Services, Inc. and T2 Supply, Inc., Branch Banking and		10-Q	3/31/07	10.1	6/18/07

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
	Trust Company of South Carolina, Wachovia Bank, National Association, Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A.					
10.34	Waivers dated as of February 14, 2007 to Amended and Restated Credit Agreement dated as of July 16, 2004, as amended, among Scan*Source*, Inc., Netpoint International, Inc., Scansource Europe Limited, Scansource UK Limited, 4100 Quest, LLC, Partner Services, Inc. and T2 Supply, Inc., Branch Banking and Trust Company of South Carolina, Wachovia Bank, National Association, Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A.		10-Q	3/31/07	10.2	6/18/07
10.35	Third Amendment dated as of April 20, 2007 to its Amended and Restated Credit Agreement dated as of July 16, 2004, as amended, among Scan*Source*, Inc., Netpoint International, Inc., Scansource Europe Limited, Scansource UK Limited, 4100 Quest, LLC, Partner Services, Inc. and T2 Supply, Inc., Branch Banking and Trust Company of South Carolina, Wachovia Bank, National Association, Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A. (formerly Hibernia National Bank) as Banks		10-K	6/30/07	10.25	8/29/07
10.36	Waivers dated as of May 14, 2007 to Amended and Restated Credit Agreement dated as of July 16, 2004, as amended, among ScanSource, Inc., Netpoint International, Inc., Scansource Europe Limited, Scansource UK Limited, 4100 Quest, LLC, Partner Services, Inc. and T2 Supply, Inc., Branch Banking and Trust Company of South Carolina, Wachovia Bank, National Association, Fifth Third Bank, First Tennessee Bank National Association and Capital One, N.A		10-K	6/30/07	10.28	8/29/07
10.37	Credit Agreement dated as of September 28, 2007, among Scan*Source*, Inc., the Subsidiary Borrowers party thereto, the Lenders party thereto and, J.P. Morgan Chase Bank, N.A. as Administrative Agent, Swingline Lender and Issuing Bank, Wachovia Bank, N.A. as Syndication Agent, and Regions Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger		8-K		10.1	10/1/07

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
10.38	Amendment No. 1 to Credit Agreement and Waiver entered into as of October 30, 2009, among Scan*Source*, Inc., the Subsidiary Borrowers party thereto, J.P. Morgan Chase Bank, N.A., individually and as administrative agent and the other financial institutions signatory thereto		10-Q	9/30/09	10.1	11/9/09
10.39	Amendment No. 2 to Credit Agreement entered into as of April 8, 2011, among ScanSource, Inc., the subsidiary Borrowers party hereto, J.P. Morgan Chase Bank, N.A., individually and as administrative agent and other financial institutions signatory thereto		10-Q	3/31/11	10.1	5/6/11
	Other Agreements					
10.40+	Industrial Lease Agreement dated April 27, 2007 between Registrant and Industrial Developments International, Inc.		10-K	6/30/07	10.26	8/29/07
10.41	Purchase and Sale Agreement dated December 13, 2007 between 4100 Quest, LLC, a wholly owned subsidiary of Scan*Source*, Inc., and Kansas City Life Insurance Company		10-K	6/30/08	10.31	8/28/08
10.42	Amendment dated as of January 18, 2008 to Purchase and Sale Agreement dated December 13, 2007 between 4100 Quest, LLC and Kansas City Life Insurance Company		10-K	6/30/08	10.32	8/28/08
10.43	Amendment dated as of January 30, 2008 to Purchase and Sale Agreement dated December 13, 2007 between 4100 Quest, LLC and Kansas City Life Insurance Company		10-K	6/30/08	10.33	8/28/08
10.44+	US Avaya Contract with Scan*Source*, Inc.		10-K	6/30/10	10.39	8/26/10
10.45+	US Motorola (f/k/a Symbol Technologies) Contract with Scan*Source*, Inc.		10-K	6/30/10	10.40	8/26/10
10.46+	Letter Agreement with US Motorola		10-K	6/30/10	10.41	8/26/10
21.1	Subsidiaries of the Company	X				
23.1	Consent of Ernst & Young LLP	X				
31.1	Certification of the Chief Executive Officer, Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				

Exhibit Number	Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date
31.2	Certification of the Chief Financial Officer, Pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of the Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of the Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
99.1	Consent Order for Final Approval of Settlement		8-K		99.1	6/19/09
99.2	Stipulation of Compromise and Settlement, dated as of April 15, 2009		8-K		99.1	4/15/09
101++	The following materials from our Annual Report on Form 10-K for the year ended June 30, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Balance Sheets as of June 30, 2011 and June 30, 2010, (ii) the Condensed Consolidated Income Statements for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, (iii) the Condensed Consolidated Statements of Shareholders' Equity for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, (iv) the Condensed Consolidated Statements of Cash Flows for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, and (v) the Notes to the Condensed Consolidated Financial Statements, tagged as blocks of text	X				

+ Confidential treatment has been granted with respect to certain portions of this Exhibit, which portions have been omitted and filed separately with the Commission as part of an application for confidential treatment.

++ The XBRL-related information has been furnished electronically herewith. This exhibit, regardless of whether it is an exhibit to a document incorporated by reference into any of our filings and except to the extent specifically stated otherwise, is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

Our SEC file number for documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, is 000-26926.

Exhibit 21.1

Scan*Source,* Inc.
Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Percentage of Voting Securities Owned by Immediate Parent
4100 Quest, LLC	South Carolina	100%
Scan*Source* Properties, LLC	South Carolina	100%
Logue Court Properties, LLC	South Carolina	100%
8650 Commerce Drive, LLC	Mississippi	100%
Partner Services, Inc.	South Carolina	100%
Scan*Source* Security Distribution, Inc.	South Carolina	100%
Scan*Source* Communications, Inc.	South Carolina	100%
Scan*Source* Canada, Inc.	Canada	100%
Scan*Source* de Mexico S, de R.L. de C.V.	Mexico	99.9%[1]
Outsourcing Unlimited, Inc.	Georgia	100%
Netpoint International, Inc.	Florida	100%
Scan*Source* France SARL	France	100%
Scan*Source* Europe Limited	United Kingdom	100%
Scan*Source* UK Limited	United Kingdom	100%
Scan*Source* EDC Limited	United Kingdom	100%
Scan*Source* Europe SPRL	Belgium[2]	99.9%[3]
Scan*Source* Germany GmbH	Germany	100%
Scan*Source* Communications Limited f/k/a MTV Telecom (Distribution) Limited	United Kingdom	100%
Scan*Source* Europe CV	Amsterdam	100%
Scan*Source* Europe BV	Amsterdam	100%
Scan*Source* Europe Italy	Italy	100%
Scan*Source* Europe Netherlands	Netherlands	100%
Scan*Source* Communications GmbH	Germany	100%
CDC Brasil, S.A.	Brazil	99.9%[4]

1 Mr. Baur, the CEO of Scan*Source*, Inc., owns interests representing .000019%.

2 Scan*Source* Europe SPRL has branch offices that operate under the names Scan*Source* Italia and Scan*Source* Netherlands.

3 Mr. Baur, the CEO of Scan*Source,* Inc., owns one share, representing .10%.

4 ScanSource Europe SPRL owns one share representing 0.0000037%.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-94640) of ScanSource, Inc. dated July 17, 1995;
(2) Registration Statement (Form S-8 No. 333-08884) of ScanSource, Inc. dated April 10, 1998;
(3) Registration Statement (Form S-8 No. 333-49879) of ScanSource, Inc. dated April 10, 1998;
(4) Registration Statement (Form S-8 No. 333-78281) of ScanSource, Inc. dated May 12, 1999;
(5) Registration Statement (Form S-8 No. 333-36766) of ScanSource, Inc. dated May 11, 2000;
(6) Registration Statement (Form S-8 No. 333-110220) of ScanSource, Inc. dated November 4, 2003;
(7) Registration Statement (Form S-8 No. 333-115534) of ScanSource, Inc. dated May 14, 2004;
(8) Registration Statement (Form S-8 No. 333-144121) of ScanSource, Inc. dated June 28, 2007;
(9) Registration Statement (Form S-8 No. 333-153653) of ScanSource, Inc. dated September 24, 2008;
(10) Registration Statement (Form S-8 No. 333-169064) of ScanSource, Inc. dated August 10, 2010

of our reports dated August 29, 2011, with respect to the consolidated financial statements and schedule of ScanSource, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of ScanSource, Inc. and subsidiaries included in this Annual Report (Form 10-K) of ScanSource, Inc. and subsidiaries for the year ended June 30, 2011.

/s/ Ernst & Young LLP

Greenville, South Carolina
August 29, 2011

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a) or 15d-14(a)
of the Exchange Act, as adopted Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Michael L. Baur, certify that:

1. I have reviewed this Annual Report on Form 10-K of Scan*Source*, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michael L. Baur

Michael L. Baur, Chief Executive Officer
(Principal Executive Officer)

Date: August 29, 2011

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a) or 15d-14(a)
of the Exchange Act, as adopted Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Richard P. Cleys, certify that:

1. I have reviewed this Annual Report on Form 10-K of Scan*Source*, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Richard P. Cleys

Richard P. Cleys, Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: August 29, 2011

Exhibit 32.1

Certification of the Chief Executive Officer of Scan*Source*, Inc.
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to § 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Scan*Source*, Inc. (the "Company") on Form 10-K for the year ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 29, 2011

/s/ Michael L. Baur

Michael L. Baur, Chief Executive Officer
(Principal Executive Officer)

This certification is being furnished solely to comply with the provisions of § 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the accompanying Report, including for purposes of Section 18 of the Exchange Act, or as a separate disclosure document. A signed original of this written certification required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written certification required by Section 906, has been provided to the Company and will be rendered by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of the Chief Financial Officer of Scan*Source*, Inc.
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to § 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Scan*Source*, Inc. (the "Company") on Form 10-K for the year ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 29, 2011

/s/ Richard P. Cleys

Richard P. Cleys, Vice President and
Chief Financial Officer
(Principal Financial Officer)

This certification is being furnished solely to comply with the provisions of § 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the accompanying Report, including for purposes of Section 18 of the Exchange Act, or as a separate disclosure document. A signed original of this written certification required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written certification required by Section 906, has been provided to the Company and will be rendered by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Stock Listing
The Company's stock is traded on the NASDAQ Global Select Market under the symbol SCSC.

Securities Counsel
Womble Carlyle Sandridge & Rice, PLLC
Greenville, South Carolina

Transfer Agent
American Stock Transfer & Trust Company, LLC
New York, New York

Independent Accountants
Ernst & Young LLP
Greenville, South Carolina

Shareholder Inquiries
ScanSource, Inc. welcomes inquiries from its shareholders and other interested investors. For further information or a copy of SEC form 10-K, contact our Investor Relations Department at 800.944.2432, or by e-mail at investor@scansource.com.

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:30 am on December 1, 2011 at the Greenville Marriott on the Parkway, Greenville, South Carolina.

Corporate Headquarters
Greenville, South Carolina

Locations
Tempe, Arizona
Miami, Florida
Norcross, Georgia
Lenexa, Kansas
Eagan, Minnesota
Southaven, Mississippi
Buffalo, New York
Brussels, Belgium
Liege, Belgium
Curitiba, Brazil
Sao Jose dos Pinhais, Brazil
Sao Paulo, Brazil
Toronto, ON, Canada
Olivet, France
Bad Homburg, Germany
Cologne, Germany
Mexico City, Mexico
Eindhoven, Netherlands
Crawley, United Kingdom
Egham, United Kingdom
Hull, United Kingdom

6 Logue Court • Greenville SC 29615 • www.scansourceinc.com • 800.944.2432

ScanSource® INC.